                                               Filed pursuant to Rule 424(b)(2)
                                                     Registration No. 333-20741

                       SUBJECT TO COMPLETION
           PRELIMINARY PROSPECTUS SUPPLEMENT DATED FEBRUARY 13, 1997

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 5, 1997)

                                8,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                             ---------------------

    All of the shares of Common Stock, par value $.50 per share (the "Common Stock"), offered hereby are being sold by Tyco International Ltd. (the "Company"). Of the 8,500,000 shares of Common Stock being offered hereby, 6,800,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters and 1,700,000 shares are being offered initially outside the United States and Canada by the International Managers. See "Underwriting."

    The Common Stock is traded on the New York Stock Exchange under the symbol "TYC." On February 12, 1997, the last reported sale price of the Common Stock, as reported on the New York Stock Exchange, was $59 1/2 per share. See "Price Range of Common Stock and Dividends."
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
   COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
       PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                   PRICE TO            UNDERWRITING          PROCEEDS TO
                                    PUBLIC             DISCOUNT(1)            COMPANY(2)
Per Share..................           $                     $                     $
Total(3)...................           $                     $                     $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses payable by the Company, estimated at $      .

(3) The Company has granted the U.S. Underwriters and the International Managers options, exercisable within 30 days after the date hereof, to purchase 1,020,000 and 255,000 additional shares of Common Stock, respectively, to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be
    $          , $         and $          , respectively. See "Underwriting."
                            ------------------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares will be made in New York, New York, on or about
          , 1997.

                            ------------------------
MERRILL LYNCH & CO.
              CREDIT SUISSE FIRST BOSTON
                             J.P. MORGAN & CO.
                                            LEHMAN BROTHERS
                            ------------------------

          The date of this Prospectus Supplement is           , 1997.

             PHOTOS FOR INSIDE FRONT COVER TO PROSPECTUS SUPPLEMENT

UPPER LEFT HAND CORNER
FIRE AND SAFETY SERVICES
FIRE PROTECTION PRODUCTS
INCLUDING EXTINGUISHERS,
VALVES AND SPRINKLER HEADS.

LOWER LEFT-HAND CORNER
ELECTRICAL/ELECTRONICS
SIMPLEX FIBER OPTIC CABLES

UPPER RIGHT-HAND CORNER
GRINNELL FLOW CONTROL
ASSORTMENT OF VALVES INCLUDING
NEOTECHA, ANVIL, GRINNELL AND MUELLER.

LOWER RIGHT-HAND CORNER
DISPOSABLE AND SPECIALTY PRODUCTS
DISPOSABLE MEDICAL PRODUCTS

    IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10B-6 AND 10B-7 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                         PROSPECTUS SUPPLEMENT SUMMARY

                                  THE COMPANY

    Tyco International Ltd. ("Tyco" or the "Company"), through its divisions and operating subsidiaries, engages in the manufacture and distribution of disposable medical supplies and other specialty products, the design, manufacture, installation and service of fire detection and suppression systems, and the manufacture and distribution of flow control products and electrical and electronic components. The Company, which operates in more than 50 countries around the world, had sales of over $5 billion during its fiscal year ended June 30, 1996.

    The Company's strategy is to be the low-cost, high quality producer in every business segment in which it competes. The Company has strong leadership positions in each of its segments of its respective markets. The Company seeks to enhance its leadership positions in its domestic and international businesses by investing in its existing businesses, developing new markets and acquiring complementary products/companies that allow the Company to consolidate the strengths from both the existing operations and the acquired businesses to maximize its competitive advantages. The goal of this strategy is to create value for the Company's shareholders by increasing the Company's earnings per share.

    The Company is a Massachusetts corporation. Its executive offices are located at One Tyco Park, Exeter, New Hampshire 03833, and its telephone number is (603) 778-9700.

                                 THE OFFERINGS

    The offering of 6,800,000 shares of Common Stock in the United States and Canada and the concurrent offering of 1,700,000 shares of Common Stock outside the United States and Canada are referred to herein as the "Offerings." Unless otherwise indicated, all information included in this Prospectus Supplement assumes the Underwriters' over-allotment options are not exercised.

Common Stock Offered by the Company:
  United States Offering.....................  6,800,000 shares
  International Offering.....................  1,700,000 shares
    Total....................................  8,500,000 shares

Common Stock Outstanding after
 the Offerings:..............................  165,179,751 shares(1)

Use of Proceeds..............................  To repay indebtedness incurred for previous acquisitions.

New York Stock Exchange Symbol...............  "TYC"

------------------------
(1) Based on outstanding shares as of January 27, 1997.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

    The following tables set forth summary consolidated financial data of the Company. The summary consolidated financial data should be read in conjunction with the audited and unaudited Consolidated Financial Statements of the Company and the Notes thereto, incorporated herein by reference, and the information contained in "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Operating Results."

                                                           SIX MONTHS ENDED DECEMBER
                                                                      31,              FISCAL YEAR ENDED JUNE 30,
                                                           --------------------------  --------------------------
                                                               1996          1995          1996        1995 (2)
                                                           ------------  ------------  ------------  ------------
INCOME STATEMENT DATA:
Sales....................................................  $  3,092,056  $  2,460,087  $  5,089,828  $  4,534,651

Costs and Expenses:
Cost of sales............................................     2,245,109     1,805,646     3,692,885     3,313,301
Selling, general and administrative......................       503,616       390,882       814,179       735,917
Merger and transaction related costs.....................       --            --            --             37,170
Interest.................................................        52,757        30,337        58,867        63,385
                                                           ------------  ------------  ------------  ------------
                                                              2,801,482     2,226,865     4,565,931     4,149,773
                                                           ------------  ------------  ------------  ------------
Income before income taxes and extraordinary item........       290,574       233,222       523,897       384,878
Income taxes.............................................      (116,204)      (96,787)     (213,750)     (168,285)
                                                           ------------  ------------  ------------  ------------
Income before extraordinary item.........................       174,370       136,435       310,147       216,593
Extraordinary item, net of taxes.........................       --            --            --             (2,600)
                                                           ------------  ------------  ------------  ------------
Net income...............................................  $    174,370  $    136,435  $    310,147  $    213,993
                                                           ------------  ------------  ------------  ------------
                                                           ------------  ------------  ------------  ------------
Net Income Per Share: (1)
Income before extraordinary item.........................  $       1.12  $       0.89  $       2.03  $       1.43
Extraordinary item, net of taxes.........................       --            --            --              (0.02)
                                                           ------------  ------------  ------------  ------------
Net income...............................................  $       1.12  $       0.89  $       2.03  $       1.42
                                                           ------------  ------------  ------------  ------------
                                                           ------------  ------------  ------------  ------------
Cash dividends per common share (1)......................  $       0.10  $       0.10  $       0.20  $       0.20
                                                           ------------  ------------  ------------  ------------
                                                           ------------  ------------  ------------  ------------

------------------------

(1) Income and cash dividends per share amounts for all periods presented have been restated to give effect to a two-for-one stock split effected in the form of a stock dividend which was distributed on November 14, 1995.

(2) Fiscal 1995 results include a charge of $37.2 million ($31.2 million after-tax) for fees and expenses related to the merger and integration of Tyco and Kendall International, Inc. ("Kendall"), and an extraordinary item of $2.6 million after-tax resulting from the early extinguishment of $100 million of Kendall debt. (See Notes 2 and 4 to the Consolidated Financial Statements of the Company, incorporated herein by reference).

                                                                SIX MONTHS ENDED
                                                                  DECEMBER 31,         FISCAL YEAR ENDED JUNE 30,
                                                           --------------------------  --------------------------
                                                               1996          1995          1996        1995 (1)
                                                           ------------  ------------  ------------  ------------
SEGMENT DATA:
Sales:
  Disposable and Specialty Products......................  $    946,746  $    702,866  $  1,459,398  $  1,386,781
  Fire and Safety Services...............................     1,252,698       954,892     1,990,865     1,703,412
  Flow Control...........................................       656,108       564,171     1,158,944     1,014,357
  Electrical and Electronic Components...................       236,504       238,158       480,621       430,101
                                                           ------------  ------------  ------------  ------------
                                                           $  3,092,056  $  2,460,087  $  5,089,828  $  4,534,651
                                                           ------------  ------------  ------------  ------------
                                                           ------------  ------------  ------------  ------------
Income before income taxes and extraordinary item:
  Disposable and Specialty Products......................  $    170,247  $    130,218  $    291,744  $    261,154
  Fire and Safety Services...............................        89,032        57,328       128,136        86,512
  Flow Control...........................................        62,899        51,711       114,145        90,368
  Electrical and Electronic Components...................        43,275        42,799        88,525        76,397
                                                           ------------  ------------  ------------  ------------
Income from operations...................................       365,453       282,056       622,550       514,431
  Interest expense.......................................       (52,757)      (30,337)      (58,867)      (63,385)
  Corporate and other expenses (1).......................       (22,122)      (18,497)      (39,786)      (66,168)
                                                           ------------  ------------  ------------  ------------
                                                           $    290,574  $    233,222  $    523,897  $    384,878
                                                           ------------  ------------  ------------  ------------
                                                           ------------  ------------  ------------  ------------

BALANCE SHEET DATA (at end of period):
Working capital..........................................  $    305,114                $    403,714  $    367,186
Total assets.............................................     5,198,090                   3,953,936     3,381,461
Long-term debt...........................................       893,665                     511,622       506,417
Shareholders' equity.....................................     2,228,050                   1,938,439     1,634,681

------------------------

(1) Fiscal 1995 results include a charge of $37.2 million ($31.2 million after-tax) for fees and expenses related to the merger and integration of Tyco and Kendall, and an extraordinary item of $2.6 million after-tax resulting from the early extinguishment of $100 million of Kendall debt. (See Notes 2 and 4 to the Consolidated Financial Statements of the Company, incorporated herein by reference).

                                  THE COMPANY

    Tyco International Ltd. ("Tyco" or the "Company"), through its divisions and operating subsidiaries, engages in the manufacture and distribution of disposable medical supplies and other specialty products, the design, manufacture, installation and service of fire detection and suppression systems, and the manufacture and distribution of flow control products and electrical and electronic components. The Company, which operates in more than 50 countries around the world, had sales of over $5 billion during its fiscal year ended June 30, 1996.

    The Company's strategy is to be the low-cost, high-quality producer in every business segment in which it competes. The Company has strong leadership positions in each of its segments of its respective markets. The Company seeks to enhance its leadership positions in its domestic and international businesses by investing in its existing businesses, developing new markets and acquiring complementary products/companies that allow the Company to consolidate the strengths from both the existing operations and the acquired businesses to maximize its competitive advantages. The goal of this strategy is to create value for the Company's shareholders by increasing the Company's earnings per share.

    The Company reviews acquisition opportunities in the ordinary course of business, some of which may be material and some of which are currently under investigation, discussion or negotiation. There can be no assurance that any of such acquisitions will be consummated.

DISPOSABLE AND SPECIALTY PRODUCTS

    Tyco's Disposable and Specialty Products Group consists of Kendall, Ludlow Laminating and Coating, Armin Plastics, Twitchell, and Accurate Forming. Kendall manufactures and distributes medical supplies, disposable medical products and adhesive products and tapes. Ludlow Laminating and Coating manufactures laminated and coated products. Armin manufactures polyethylene film and packaging products. Twitchell manufactures extrusion coated polyester yarns and woven fabrics and Accurate manufactures deep-drawn metal parts. In the first quarter of fiscal 1997, the Company acquired Carlisle Plastics, Inc. ("Carlisle"), a leading manufacturer of specialty packaging materials and garment hangers.

    KENDALL

    Kendall conducts its operations through four business units: Kendall Healthcare, Kendall International, Kendall-Polyken and Ludlow Technical Products. In each of its business units, Kendall competes with numerous companies, including a number of larger, well-established companies. Kendall relies on its reputation for quality and dependable service, together with its low cost manufacturing and innovative products, to compete in its markets.

    KENDALL HEALTHCARE. The Kendall Healthcare business unit markets a broad range of wound care, vascular therapy, urological care, incontinence care, anesthetic care and other products to U.S. and Canadian hospitals and alternate site health care customers. Kendall Healthcare is the industry leader in gauze production with its Kerlix-Registered Trademark- and Curity-Registered Trademark- brands. Kendall Healthcare's other core domestic product category consists of its vascular therapy products, principally anti-embolism stockings, marketed under the T.E.D.-Registered Trademark- brand name, sequential pneumatic compression devices sold under the SCD-TM- brand name and a venous plexus foot pump. Kendall Healthcare pioneered the pneumatic compression form of treatment and continues to be the dominant participant in the pneumatic compression and elastic stocking segments of the vascular therapy market.

    Kendall acquired Professional Medical Products, Inc. ("ProMed") in February 1996. ProMed is a leading provider of incontinent care products, marketing primarily to nursing homes and other institutional providers of long term care. ProMed also offers a range of other patient care products, including urological, wound care, surgical care and respiratory care products.

    Kendall's Superior Healthcare Group, Inc., acquired in April 1994, manufactures a broad line of disposable medical supplies including respiratory, urology and nursing care products. In October 1994, Kendall acquired Sheridan Catheter Corporation, a manufacturer of airway management, temperature monitoring and specialty products serving patients in anesthesia, critical care and emergency medicine.

    Kendall Healthcare distributes its products both directly through its sales force and through a network of over 250 independent distributors. Kendall Healthcare's sales force is divided into three groups: one promoting its vascular therapy products, one promoting its wound care and other health care products and one selling all of its products into the alternate site markets. Most of the U.S. distributors also sell similar products made by Kendall's competitors, a practice common in the industry.

    KENDALL INTERNATIONAL. Kendall International is responsible for the manufacturing, marketing, distribution and export of Kendall products in numerous countries worldwide. Kendall International's operations are organized primarily into three geographic regions--Europe, Latin America and the Far East. Kendall International generally markets a range of products similar to those of Kendall Healthcare, although the mix of product lines varies from country to country. Kendall International markets directly to hospital and medical professionals and through independent distributors.

    KENDALL-POLYKEN. The Kendall-Polyken division manufactures and markets specialty adhesive products and tapes for industrial applications, including external corrosion protection tape products for oil, gas and water pipelines. Other industrial applications include tapes used in the automotive industry for wire harness wraps, sealing and other purposes, and tapes used in the aerospace and heating and air conditioning (HVAC) industries. Kendall-Polyken also produces duct, packaging and electrical tapes for consumer applications and bandages and medical tapes for Kendall's healthcare product units and for others.

    The Company acquired Nashua Corporation's tape business and Betham Corporation in May 1996. The tape operation manufactures duct, foil and strapping tapes and spray adhesives for industrial and consumer markets worldwide. Betham develops specialty pressure sensitive adhesives and coatings, principally for the automotive, medical and specialty markets. Both are being integrated with Polyken's existing operations.

    Polyken generally markets its pipeline products directly, working with local manufacturers' representatives, international engineering and construction companies, and the owners and operators of pipeline transportation facilities. Polyken sells its other industrial products either directly to major end users or through diverse distribution channels, depending on the industry being served.

    TECHNICAL PRODUCTS. The Technical Products division manufactures and sells a variety of disposable medical products, specialized paper and film products. These products include disposable electrodes for medical devices, hydrogels, adhesive tapes, pressure sensitive coated papers and films used for business forms and in printing applications, high quality facsimile paper and recording chart papers for medical and industrial instrumentation.

    The Technical Products division was originally a division of Ludlow. Subsequent to the acquisition of Kendall, the Company reorganized to align Technical Products with Kendall. Over the last three years, Technical Products has made a series of acquisitions to expand its product line and presence in the disposable medical products field. Uni-Patch, acquired in December 1993, is a manufacturer and distributor of transcutaneous electrical nerve simulation ("TENS") electrodes and related products which are used primarily in physical therapy and other forms of rehabilitation medicine. Classic Medical Products, acquired in December 1993, is a manufacturer of medical electrodes for EKGs and similar diagnostic tests. Promeon, acquired in January 1994, is a leading manufacturer of gels which are used with medical electrodes for testing and other monitoring purposes. LMI, acquired in November 1994, is a manufacturer of medical electrodes. Cambrex, acquired in December 1994, is a producer of hydrogel wound care products. Sentry Medical, acquired in May 1996, manufactures neonatal electrodes, diagnostic and monitoring electrodes, electrotherapy electrodes and cable and lead wires.

    These products are marketed primarily by the division's internal sales force. Competitors vary from small regional firms to larger firms that compete with Technical Products on a national basis. Competition is on the basis of price and quality.

    LUDLOW LAMINATING AND COATING

    Ludlow Laminating and Coating produces protective packaging and other materials made of coated or laminated combinations of paper, polyethylene and foil. Coated packaging materials provide barriers against grease, oil, light, heat, moisture, oxygen and other contaminants that could damage the contained products. The division produces structural coated and laminated products such as plastic coated kraft, linerboard and bleached boards for rigid urethane insulation panels, automotive components and wallboard panels. Other applications include packaging for photographic film, frozen foods, health care products, electrical and metallic components, agricultural chemicals, cement and specialty resins.

    Ludlow markets its laminated and coated products through its internal sales force and through independent manufacturers' representatives. The Company competes with many large manufacturers of laminated and coated products on the basis of price, service, marketing coverage and custom application engineering. There are numerous specialized competitors which tend to differ from market to market.

    ARMIN

    Armin manufactures polyethylene film and packaging products in a wide range of size, gauge, construction strength, stretch capacity, clarity and color. Armin extrudes low density, high density and linear low density polyethylene film from resin purchased in pellet form, using such additives as coloring, slip and anti-block chemicals. Armin's products include plastic supermarket packaging, greenhouse sheeting, shipping covers and liners and a variety of other packaging configurations for the aerospace, agricultural, automotive, construction, cosmetics, electronics, food processing, healthcare, pharmaceutical and shipping industries. Armin also manufactures a number of other polyethylene products, such as reusable plastic pallets, transformer pads for electric utilities, and a large variety of disposable gloves for the cosmetic, medical, foodhandling and pharmaceutical industries. A majority of sales are generated through Armin's internal sales force. Armin serves over 6,000 customers in the United States.

    Armin competes with a wide range of manufacturers, including some vertically integrated companies and companies that manufacture polyethylene resins for their own use. Armin competes in many market segments by emphasizing product innovation, specialization and customer service.

    TWITCHELL

    Twitchell manufactures extrusion coated polyester yarns and woven PVC-coated yarn fabrics and woven and knit paper fabrics. These fabrics are sold by Twitchell's internal sales force and through distributors to manufacturers for use principally in outdoor furniture, wall coverings, window screening, awnings, housewares and other specialty products. Non-woven fabric is coated and sold for use as disposable medical clothing. Competition is on the basis of price, quality and service. Twitchell competes with a number of U.S. and foreign manufacturers in the sale of woven fabrics and coated products.

    ACCURATE FORMING

    Accurate Forming manufactures deep-drawn metal parts, primarily barrels, caps and clips for pens and pencils and containers, caps and closures for cosmetics, pharmaceutical packaging and automotive applications. Accurate sells its products on a direct basis through its internal sales force and also utilizes manufacturers' representatives. The Company competes with many small, independent deep-drawn metal manufacturers and plastic extruders, several of which have manufacturing locations in the Far East. Competition is on the basis of price.

    CARLISLE

    Carlisle was acquired in September 1996 and is a leading producer of industrial and consumer plastic products. Carlisle's products include trash bags, flexible packaging, sheeting and garment hangers. Carlisle's trash bag products include institutional lines, as well as Carlisle's own national consumer brands. Sales are primarily in North America.

    Carlisle supplies plastic trash bags to mass merchants, grocery chains, and institutional customers. Carlisle manufactures Ruffies-Registered Trademark-, a national brand consumer trash bag, for mass merchants and other retail stores. Carlisle also provides heavy duty trash can liners for institutional customers, such as food service distributors, janitorial supply houses, restaurants, hotels and hospitals.

    In the consumer trash bag market, Carlisle competes primarily with two nationally advertised brands. Carlisle has historically concentrated on mass merchants as the primary market for its branded Ruffies trash bags, while the other major national brands are marketed primarily through food retailers.

    Film-Gard-Registered Trademark-, Carlisle's leading plastic sheeting product, is sold to consumers and professional contractors through do-it-yourself outlets, home improvement centers and hardware stores. A wide range of Film-Gard products are sold for various uses, including painting, renovation, construction, landscaping and agriculture. Carlisle's industrial packaging film is sold through distributors and manufacturers for use as shrink wrap and for other packaging requirements.

    Carlisle sells molded plastic garment hangers to garment manufacturers, national retailers, regional or local retailers, and mass merchants. Garment manufacturers place their clothes on Carlisle's hangers before shipping to retail outlets. Carlisle creates, manufactures and sells customized hanger designs to national retailers. Regional or local retailers buy standard Carlisle hanger lines for retail clothing displays. Carlisle also supplies mass merchants with consumer plastic hangers for sale to the general public. Carlisle operates in a competitive marketplace where success is dependent upon price, service and quality.

FIRE AND SAFETY SERVICES

    The Company is the largest contractor in the world for the design and installation of fire detection, suppression and sprinkler systems, and for the servicing for such systems. The Company is also a leading manufacturer and distributor of fire detection and suppression products.

    The Company's Grinnell subsidiary ("Grinnell"), which was founded in 1850, is the largest installer, manufacturer and supplier of automatic fire sprinkler and fire alarm and detection systems in North America. Wormald International Limited ("Wormald"), which was founded in 1889, operates as a major fire protection company with contracting, manufacturing and distribution operations throughout Western Europe and the Asia-Pacific region. Grinnell and Wormald, in combination, is the largest fire protection company in the world, forming a network of over 300 offices on five continents. The acquisition of Thorn Security Group ("Thorn") in July 1996 expands the Company's worldwide position in the fire detection and security systems market.

    CONTRACTING AND SERVICE

    The Company designs, fabricates, installs and services automatic fire sprinkler systems, fire alarm and detection systems, special hazard suppression systems and security systems in buildings and other installations. Grinnell's fire protection contracting and service business in North America operates through a network of offices located in the United States, Canada, Mexico and Puerto Rico. Internationally, the Company engages in fire protection contracting and service through a network of offices in the United

Kingdom, Continental Europe, Saudi Arabia, United Arab Emirates, Australia, New Zealand, Southeast Asia and South America.

    The Company installs fire protection systems in both new and existing structures. Typically, the contracting businesses bid on contracts for fire protection installation which are let by owners, architects, construction engineers and mechanical or general contractors. In recent years, the business of retrofitting existing buildings in the United States and Canada has grown as a result of local and state legislation requiring installation of fire protection systems and reduced insurance premiums available on structures with automatic sprinkler systems. The retrofitting and servicing of fire protection systems in existing buildings represented approximately 65% of Grinnell's North American contracting sales in fiscal 1996. Revenue from the servicing, maintenance, repair and inspection of fire protection, detection and suppression systems installed by the Company and other contractors has increased in recent years.

    A majority of the fire suppression systems installed by the Company are water-based, but the Company is also the world's leader in providing custom designed special hazard fire protection systems which incorporate various specialized non-water agents such as foams, dry chemicals and gases. Systems using agents other than water are suited for fire protection in certain manufacturing, power generation, petrochemical, offshore oil exploration, transportation, telecommunications, mining and marine applications. The Company holds exclusive manufacturing and distribution rights in several regions of the world for INERGEN-Registered Trademark- fire suppression products. INERGEN-Registered Trademark-, an alternative to the ozone depleting agent known as halon, consists of a mixture of three inert gases designed to effectively extinguish fires without polluting the environment or damaging costly equipment.

    In Australia, New Zealand and Asia, the Company, through its O'Donnell Griffin division, engages in the installation of electrical wire and related electrical equipment in new and existing structures and offers specialized electrical contracting services in these markets for different types of construction, including applications for railroad and bridge construction.

    Substantially all of the mechanical components (and, in North America, most of the pipe) used in the fire protection systems installed by the Company are manufactured by the Company. The Company also has fabrication plants worldwide that cut, thread and weld pipe, which is then shipped with other prefabricated components to job sites for installation. The Company has developed its own computer-aided-design technology that reduces the time required to design systems for specific applications and coordinates fabrication and delivery of system components. The Company also installs alarms, detection and activation devices and centralized monitors. With the acquisition of Thorn, the Company is now a major manufacturer of alarms, detection and activation devices and central monitoring stations.

    In its fire protection contracting business, the Company employs both non-union and union employees in North America, Europe and Asia-Pacific. Many of the union employees are employed on an hourly basis for particular jobs. In North America, the largest number of union employees is represented by a number of local unions affiliated with the United Association of Plumbers and Pipefitters ("UA"). In April 1994, following lengthy negotiations, Grinnell's contracts with a number of locals of the UA were not renewed. Employees in those locations, representing 64% of those employees represented by the UA unions, went on strike. Grinnell has continued to operate with former union members who have crossed over and with replacement workers. The labor action has not had, and is not expected to have, any material adverse effect on Grinnell's business or results of operations.

    Generally, competition in the fire protection business varies by geographic location. In North America, Grinnell competes with hundreds of smaller contractors on a regional or local basis for the installation of fire suppression and alarm and detection systems. Many of the regional and local competitors employ non-union labor. In Europe, the Company competes with many regional or local contractors on a country by country basis. In Australia, New Zealand and Asia, the Company competes with a few large fire protection contractors as well as with many smaller regional or local companies. The Company competes for fire protection contracts primarily on the basis of price, service and quality.

    MANUFACTURING AND DISTRIBUTION

    The Company manufactures most of the components used in its own fire protection contracting business, as well as a variety of products for sale to other fire protection contractors. In North America, the Company manufactures pipe and pipe fittings, fire hydrants, sprinkler heads and substantially all of the mechanical sprinkler components used in an automatic fire suppression system. In the United Kingdom, France, Germany and Asia-Pacific, the Company manufactures and sells sprinkler heads, specialty valves, fire doors and electronic panels for use in fire detection systems. In Mexico, the Company manufactures fire extinguishers, fire hose and related equipment. With the recent addition of Thorn, the Company now manufactures a complete line of alarm and detection equipment that is installed by the Company's units. Thorn's products are also sold to other alarm and detection installers.

    The Company's Ansul subsidiary manufactures and sells various lines of dry chemical, liquid and gaseous portable fire extinguishers and related agents for industrial, government, commercial and consumer applications. Ansul also manufactures and sells special hazard fire suppression systems designed for use in restaurants, marine applications, mining applications, the petrochemical industry, confined industrial spaces and commercial spaces housing delicate and electronic equipment. Ansul also manufactures spill control products designed to absorb, neutralize and solidify spills of various hazardous materials.

    Fire protection products are sold through the Company's flow control products distribution network discussed in "Flow Control", below, and through independent distributors.

    ENVIRONMENTAL SERVICES

    In January 1996, the Company acquired The Earth Technology Corporation ("Earth Tech"), a provider of a broad range of environmental, consulting and engineering services throughout the United States. The principal services of Earth Tech consist of full-spectrum environmental and hazardous waste management services, infrastructure design and construction services, facilities engineering and construction management services for institutional, civic, commercial and industrial clients, and contract operations and management services for water, waste water and remediation treatment facilities for municipal and industrial clients.

    Services are provided through a network of 40 offices located throughout North America. Earth Tech competes with a number of national, regional and local companies on the basis of price and breadth and quality of services.

FLOW CONTROL PRODUCTS

    The Company is a manufacturer and distributor of flow control products in North America, Europe and Asia-Pacific. Flow control products include pipe, fittings, valves, meters and related products which are used to transport, control and measure the flow of liquids and gases. The Company's Flow Control Group includes Grinnell, Allied Tube & Conduit, Mueller Co. and a number of specialized manufacturers of valves, fittings and couplings.

    MANUFACTURING

    The Company manufactures and distributes a wide range of flow control products, including pipe and pipe fittings, tubing, valves, meters, couplings, pipe hangers, strut and related components. These products are used in plumbing, heating, ventilation and air conditioning (HVAC) systems, mechanical contracting, power generation, water and gas utilities, oil and gas exploration, petrochemical and numerous other industrial applications. The Company also manufactures certain related products such as steel tubing, custom iron castings, malleable iron pipe fittings and fencing materials.

    Allied is the leading North American manufacturer of pipe and other tubular products. Allied manufactures a full line of steel pipe for the fire protection and construction industries and for commercial, residential and institutional markets. Its mechanical tube division offers steel tubing in a wide assortment of shapes and sizes for a variety of industrial and commercial applications. Allied's fence division is a leader in the manufacture of products for the residential and industrial/commercial fence markets. Allied also manufactures metal framing systems used in the construction, industrial and OEM markets.

    Mueller, a manufacturer of water and gas distribution products, manufactures fire hydrants, iron butterfly and gate valves, service-line brass valves and fittings, gas valves and meter bars, water meters, backflow preventers and related products for sale to independent distributors and, to a lesser extent, directly to waterworks contractors, municipalities and gas companies throughout the United States and Canada.

    Over the past 5 years, the Company has expanded its worldwide manufacturing and distribution presence through a series of acquisitions and internal growth. In North America, Grinnell manufactures forged steel fittings and valves. In Switzerland, Neotecha, acquired in April 1992, manufactures Teflon lined specialty valves for use in highly corrosive environments. In the United Kingdom, Charles Winn (Valves) Ltd. and Hindle Cockburns, acquired in April 1993, manufacture specialty high performance butterfly valves and ball valves that are used principally in the oil and gas, chemical and processing industries. In Spain, Belgicast, acquired in July 1995, manufactures valves used for waterworks and other industrial applications. In Malaysia the Company manufactures couplings, fittings, steel tubing and metal framing products.

    In September 1996, the Company acquired Henry Pratt Co., James Jones Company and Edward Barber & Co. from Watts Industries, Inc. The three operations, located in the United States and the United Kingdom, are engaged in the manufacture and sale of valves, hydrants and fittings used primarily in water utility, wastewater treatment and power generation markets.

    DISTRIBUTION

    The Company operates through a 45 branch distribution network for the sale of flow control and fire protection products in North America. Three Regional Distribution Centers ("RDC's") are strategically located in Georgia, Illinois and California to support the branches' product needs and to ship directly to customers. The Company plans to open two additional RDC's, in Pennsylvania and Texas, in fiscal 1997. Each RDC stocks over 8,500 products. The Company's Worldwide Flow Control operations also stock and sell products through various distribution centers in Europe, Australia, New Zealand, the Middle East and Asia. In Europe, the Company distributes fire protection products, industrial valves and products for mechanical markets through warehouses located in the Netherlands, the United Kingdom, Germany and France. Products are sold principally to distributors and to fire protection contractors and in some instances to mechanical and industrial contractors and original equipment manufacturers. In the Asia-Pacific region, the Company distributes fire protection and flow control products through warehouses located in Australia, New Zealand and Singapore. Products are sold directly to fire protection and other contractors as well as to mechanical and industrial contractors and independent distributors. While distribution patterns vary, most centers stock an extensive line of valves, fittings, pipe and other products for fire protection systems, components for HVAC installations and water and gas distribution, and specialized valves and piping for the chemical, food, power and beverage processing industries. Products manufactured by the Company accounted for approximately 81% of its North American distribution sales and for approximately 65% of its European distribution sales in fiscal 1996.

    Grinnell's North American distribution network competes with independent manufacturers' representatives and other manufacturers and to a lesser extent with local and regional supply houses, all of which carry lines of other domestic or foreign manufacturers. Grinnell competes on the basis of price, the breadth of its product line, service and quality. Grinnell competes for the sale of gray iron pipe fittings, malleable and ductile iron fittings and other flow control products and fire protection sprinklers and devices principally with other domestic producers, as well as with foreign manufacturers of fittings. Grinnell uses an internal sales force for the sale of certain other iron castings sold direct to original equipment manufacturers and other end users.

    Allied competes for the sale of steel pipe, which is sold through Grinnell's distribution network discussed above, with pipe from other domestic and foreign producers. Competition for the sale of pipe is based on price, service and breadth of product line. Fence and other specialized industrial tubing is sold to wholesalers, original equipment manufacturers and other distributors. Competition for the sale of fence products is principally from national and regional domestic producers and to a lesser extent from foreign companies, on the basis of price, service and distribution. The Company competes with many small regional manufacturers for sales of specialized industrial tubing on the basis of price and breadth of product line.

    Mueller's water and natural gas distribution flow control products are sold through independent distributors, and, to a lesser extent, directly to utilities, municipalities and gas distribution companies. Certain of its gas distribution products are also sold through the Grinnell distribution network. The Company competes for the sale of these products on the basis of product quality, service, price, breadth of product line and conformity with municipal codes and other engineering standards. The Company competes with several other manufacturers in the United States and Canada for the sale of iron and brass flow control devices for water and natural gas distribution systems.

ELECTRICAL AND ELECTRONIC COMPONENTS

    The Company's Electrical and Electronic Components group consists of Simplex Technologies, Inc. ("Simplex"), Allied's Electrical Conduit division and the Company's Printed Circuit Group. Simplex manufacturers underwater communications cable and cable assemblies. Allied manufactures and distributes electrical conduit and related components used in commercial electrical installations. The Printed Circuit Group manufactures printed circuit boards and assembles backplanes for the electronics industry.

    SIMPLEX

    Simplex is the largest U.S. manufacturer of undersea fiber optic telecommunications cable. Simplex also manufacturers cable and cable assemblies for the U.S. Navy, underwater electric power cable and optical ground wire for use by power authorities and utilities, and electro-mechanical cable for unique field applications. Simplex's principal customer is AT&T-SSI, which accounted for approximately 78% of its revenues in fiscal 1996.

    Under a multi-year engineering development program, Simplex and AT&T Labs, Inc. have developed a proprietary encapsulation process for AT&T-SSI supplied optic fibers used in underwater telecommunications cables. Simplex manufactures the cable and performs system assembly and has proprietary rights to the encapsulation process. Over the past ten years, Simplex has manufactured more than 110,000 kilometers of undersea optical cable deployed by AT&T and others.

    For more than thirty years, Simplex has been the primary supplier of cable and cable assemblies to the U.S. Navy for use in data-gathering systems. Cable for U.S. Navy systems is manufactured under various types of contracts, including cost-plus-incentive fee, time and material, and fixed-price.

    Simplex, usually in conjunction with AT&T, competes on a worldwide basis primarily against two other entities: Alcatel-Alsthom, headquartered in France and KDD, located in Japan. Alcatel is vertically integrated and produces its own cable, whereas AT&T utilizes Simplex in the manufacture of its underwater cable and KDD utilizes a Japanese cable manufacturer.

    ALLIED ELECTRICAL CONDUIT

    Allied's electrical conduit division is one of the leading producers of steel electrical conduit in the United States. Electrical conduit is galvanized steel tubing designed to contain current-carrying electrical wires both inside and outside building structures. The conduit also serves as an electrical ground that ensures proper operation of circuit interruptors and provides a channel into which additional wires can be inserted or removed as electrical needs change. The division manufactures a full line of electrical conduit as well as metal framing and other products.

    The division's electrical conduit and related products are sold to wholesale electrical distributors through Allied's distribution facilities by an internal sales force and a network of commissioned sales agents. The division competes for the sale of electrical products primarily with several other large domestic manufacturers. Competition in the electrical conduit industry is primarily based upon price, quality, delivery and breadth of product line.

    PRINTED CIRCUIT GROUP

    Tyco's Printed Circuit Group of companies is one of the largest independent manufacturers of complex multi-layered printed circuit boards and assemblers of backplanes in the United States. Printed circuit boards are used in the electronics industry to mount and interconnect components to create electronic systems. They are categorized by the number of sides or layers that contain circuitry, which could be single-sided, double-sided or multi-layer. In general, single and double-sided boards are less advanced. Multi-layer boards provide greater interconnection density while decreasing the number of separate printed circuit boards which are required to accommodate powerful and sophisticated components. Backplanes include printed circuit boards and are assemblies of connectors and other electronic components which distribute power and interconnect printed circuit boards, power supplies and other system elements.

    The Group manufactures highly sophisticated double-sided, mass molded boards of up to eight layers, precision tooled, custom laminated multi-layer boards of up to 68 layers and sophisticated flex-rigid circuit boards for use in environmentally demanding conditions. The majority of the Group's sales are derived from its high-density multi-layer boards. The Company's backplanes facility produces fully assembled units utilizing press-fit or soldered connection technology, custom pin grid array sockets and surface mounted assembly. The printed circuit boards and backplanes manufactured by the Company are designed by customers and are manufactured on a job order basis to the customers' specifications.

    The Group markets its products mainly through independent manufacturers' representatives and, to a lesser extent, through its own internal sales organization. The Group's customers are generally original equipment manufacturers in the telecommunications, aircraft, computer, military and other industrial and consumer electronics industries. The Company competes with several large companies which manufacture less complex single-sided and double-sided printed circuit boards in the United States, as well as with many companies that have their own in-house manufacturing capabilities. The Company believes that far fewer competitors manufacture the more complex, high-density double-sided and multi-layer boards. The Group competes on the basis of quality, price, reliability and timeliness of delivery.

    In January 1997, the Company acquired ElectroStar, Inc. ("ElectroStar"), a leading U.S. manufacturer of complex printed circuit boards used in sophisticated electronic equipment. ElectroStar has manufacturing facilities in Logan, Utah and in Inglewood, California.

ENVIRONMENTAL MATTERS

    Tyco believes its facilities are in substantial compliance with federal, state and local laws relating to the protection of the environment. Compliance has not had and is not expected to have a material adverse effect upon the capital expenditures, earnings or competitive position of the Company.

    The Company believes that, consistent with applicable laws and regulations, it exercises due care and takes appropriate precautions in the management of wastes. The Company has received notification from the U.S. Environmental Protection Agency and certain state environmental agencies that conditions at a number of sites where hazardous wastes were disposed of by the Company and other persons require cleanup and other possible remedial action.

    The Company also has a number of projects underway at several of its manufacturing facilities in order to comply with environmental laws. In addition, the Company remains responsible for certain environmental issues at manufacturing locations sold by the Company. These projects relate to a variety of activities, including solvent and metal contamination clean up, oil spill containage and clean up, containment area upgrades, feasibility studies and equipment upgrades and replacement. These projects, some of which are voluntary and some are required under applicable law, involve both remediation expenses and capital improvements.

    The ultimate cost of site cleanup is difficult to predict given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. Based upon the Company's experience with the foregoing environmental matters, the Company has concluded that there is at least a reasonable possibility that remedial costs will be incurred with respect to these issues in an aggregate amount in the range of $11.0 million to $41.7 million. At June 30, 1996 the Company has concluded that the most probable amount which will be incurred within this range is $19.6 million and such amount is included in the caption "accrued expenses" in the accompanying consolidated balance sheet. Based upon information available to the Company, at those sites where there has been an allocation of the liability for cleanup costs among a number of parties, including the Company, and such liability could be joint and several, management believes it is probable that other responsible parties will fully pay the cost allocated to them, except with respect to one site for which the Company has assumed that one of the identified responsible parties will be unable to pay the cost apportioned to it and that such party's cost will be reapportioned among the remaining responsible parties. In view of the Company's financial position and reserves for environmental matters of $19.6 million, the Company has concluded that its payment of such estimated amounts will not have a material adverse effect on its consolidated financial position or results of operations.

OTHER MATTERS

    In connection with the acquisition of Kendall, the Company generally assumed the obligations under a registration rights agreement among Kendall and certain of its equity securityholders. Pursuant to such agreement, if the Company registers any of its equity securities (subject to certain exceptions), the Company is required to provide notice to such securityholders of the registration and use its best efforts to include in such registration any securities requested by such holders within 15 business days of such notice. Promptly after the closing of the Offerings, the Company will register on a shelf registration statement to be kept effective for 15 business days any securities held by any such securityholders that are covered by the registration rights agreement and that are not freely tradeable (estimated to be rights to acquire up to 130,600 shares of Common Stock) and will reimburse any such holder for any difference between the net offering price per share received by the Company in the Offerings and the net price per share received by such holder for its securities in a bona fide market transaction under the shelf registration statement.

                                USE OF PROCEEDS

    The net proceeds from the sale of the shares of Common Stock offered hereby are expected to be used to repay indebtedness incurred for previous acquisitions. The net proceeds will be used to pay off the $200 million outstanding under the Company's $300 million Credit Agreement and the balance to reduce its uncommitted lines of credit. The due dates of the outstanding borrowings range from approximately seven to thirty days at interest rates ranging from 5.50% to 5.67% per annum. Certain affiliates of the Underwriters are lenders under the Credit Agreement and will receive a significant portion of the net proceeds. See "Underwriting."

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

    The Common Stock of the Company is traded on the New York Stock Exchange under the symbol "TYC." The following table sets forth the high and low sales prices for the Company's Common Stock, as reported on the New York Stock Exchange, and the quarterly dividends per share declared on the Common Stock for the periods indicated. The prices and dividends have been restated to reflect a two-for-one stock split effected in the form of a stock dividend which was distributed on November 14, 1995.

                                                                                              COMMON STOCK
                                                                                   -----------------------------------
                                                                                                           DIVIDENDS
                                                                                     HIGH        LOW       PER SHARE
                                                                                   ---------  ---------  -------------
FISCAL 1995

First Quarter....................................................................  $ 24 3/16  $  21 1/4    $     .05
Second Quarter...................................................................    25 1/16   21 13/16          .05
Third Quarter....................................................................   26 13/16     23 1/4          .05
Fourth Quarter...................................................................     29 1/8     25 1/2          .05

FISCAL 1996
First Quarter....................................................................  $  31 5/8  $26 11/16    $     .05
Second Quarter...................................................................     35 5/8     29 1/2          .05
Third Quarter....................................................................     39 1/4     32 3/8          .05
Fourth Quarter...................................................................     41 3/8     35 1/8          .05

FISCAL 1997
First Quarter....................................................................  $  44 7/8  $  35 1/2    $     .05
Second Quarter...................................................................         56     42 7/8          .05
Third Quarter (through February 12, 1997)........................................     59 5/8     51 3/4

    On February   , 1997, the Company had approximately     Common Stock holders
of record, which does not include beneficial owners holding through nominee or "street" name. The last reported sale price of the Common Stock on the New York Stock Exchange on February 12, 1997 was $59 1/2 per share.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company as of December 31, 1996. This table should be read in conjunction with the audited and unaudited Consolidated Financial Statements of the Company and the Notes thereto, incorporated herein by reference. See also "Use of Proceeds."

                                                                                                AS OF
                                                                                          DECEMBER 31, 1996
                                                                                   -------------------------------
                                                                                     (IN THOUSANDS EXCEPT SHARE
                                                                                                DATA)

Loans payable and current portion of long-term debt:.............................           $     362,754
                                                                                              -----------
                                                                                              -----------
Long-term debt:
  Credit agreements..............................................................           $     100,000
  Uncommitted lines of credit....................................................                 254,700
  8.125% public notes due 1999...................................................                 144,934
  6.5% public notes due 2001.....................................................                 298,490
  6.375% public debentures due 2004..............................................                 104,425
  9.5% public debentures due 2022................................................                 199,599
  8.0% public debentures due 2023................................................                  49,962
  Other..........................................................................                 104,309
      Less current portion.......................................................                (362,754)
                                                                                              -----------
      Total long-term debt.......................................................                 893,665
                                                                                              -----------
Shareholders' equity:
  Preferred stock ($1 par value, authorized 2,000,000 shares, none
    outstanding).................................................................                --
  Common stock ($.50 par value, authorized 500,000,000 shares, 156,657,322
    outstanding).................................................................                  78,328
  Capital in excess of par value (net of deferred compensation of $27,867).......                 747,173
  Currency translation adjustment................................................                 (24,693)
  Retained earnings..............................................................               1,427,242
                                                                                              -----------
      Total shareholders' equity.................................................               2,228,050
                                                                                              -----------
Total capitalization.............................................................           $   3,121,715
                                                                                              -----------
                                                                                              -----------

                    SELECTED CONSOLIDATED FINANCIAL DATA(2)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

    The following table sets forth selected consolidated financial information of the Company for the five years in the period ended June 30, 1996. On October 19, 1994, Tyco acquired Kendall in a merger, which has been accounted for using the pooling of interests method of accounting. The selected consolidated financial information reflects the combined financial position, operating results and cash flows of Tyco and Kendall as if they had been combined for all periods presented subsequent to June 30, 1992, the date Kendall consummated a financial restructuring (the "Kendall Restructuring"). Financial data for the six months ended December 31, 1996 and 1995 are unaudited but, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to summarize fairly the Company's financial position and results of operations. The selected financial information should be read in conjunction with the audited and unaudited Consolidated Financial Statements of the Company and the Notes thereto, incorporated herein by reference, and the information contained in "Management's Discussion and Analysis of Financial Condition and Operating Results."

                                                       SIX MONTHS ENDED
                                                         DECEMBER 31,                  FISCAL YEAR ENDED JUNE 30, (2)
                                                     --------------------  -------------------------------------------------------
                                                       1996       1995       1996     1995 (3)     1994     1993 (4)(5)  1992 (6)
                                                     ---------  ---------  ---------  ---------  ---------  -----------  ---------
INCOME STATEMENT DATA:
Sales..............................................  $3,092,056 $2,460,087 $5,089,828 $4,534,651 $4,076,383  $3,919,357  $3,066,485
Costs and Expenses:
Cost of sales......................................  2,245,109  1,805,646  3,692,885  3,313,301  3,003,194   2,909,947   2,390,218
Non-recurring inventory charge.....................                           --         --         --          22,485      --
Selling, general and administrative................    503,616    390,882    814,179    735,917    682,568     682,520     446,244
Merger and transaction related costs...............     --         --         --         37,170     --          --          --
Restructuring and severance charges................     --         --         --         --         --          39,325      25,612
Interest...........................................     52,757     30,337     58,867     63,385     62,431      85,785      63,261
                                                     ---------  ---------  ---------  ---------  ---------  -----------  ---------
                                                     2,801,482  2,226,865  4,565,931  4,149,773  3,748,193   3,740,062   2,925,335
                                                     ---------  ---------  ---------  ---------  ---------  -----------  ---------
Income before income taxes, extraordinary item and
  cumulative effect of accounting changes..........    290,574    233,222    523,897    384,878    328,190     179,295     141,150
Income taxes.......................................   (116,204)   (96,787)  (213,750)  (168,285)  (138,999)    (84,837)    (45,884)
                                                     ---------  ---------  ---------  ---------  ---------  -----------  ---------
Income before extraordinary item and cumulative
  effect of accounting changes.....................    174,370    136,435    310,147    216,593    189,191      94,458      95,266
Extraordinary item, net of tax benefit.............     --         --         --         (2,600)    --          (2,816)     --
Cumulative effect of accounting changes............     --         --         --         --         --         (71,040)     --
                                                     ---------  ---------  ---------  ---------  ---------  -----------  ---------
Net income.........................................  $ 174,370  $ 136,435  $ 310,147  $ 213,993  $ 189,191   $  20,602   $  95,266
                                                     ---------  ---------  ---------  ---------  ---------  -----------  ---------
                                                     ---------  ---------  ---------  ---------  ---------  -----------  ---------
Net Income Per Share: (1)
  Income before extraordinary item and cumulative
    effect of accounting changes...................  $    1.12  $    0.89  $    2.03  $    1.43  $    1.28   $    0.65   $    1.03
  Extraordinary item...............................     --         --         --          (0.02)    --           (0.02)     --
  Cumulative effect of accounting changes..........     --         --         --         --         --           (0.49)     --
                                                     ---------  ---------  ---------  ---------  ---------  -----------  ---------
Net Income.........................................  $    1.12  $    0.89  $    2.03  $    1.42  $    1.28   $    0.14   $    1.03
                                                     ---------  ---------  ---------  ---------  ---------  -----------  ---------
                                                     ---------  ---------  ---------  ---------  ---------  -----------  ---------
Cash dividends per common share (1)................  $    0.10  $    0.10  $    0.20  $    0.20  $    0.20   $    0.19   $    0.18
                                                     ---------  ---------  ---------  ---------  ---------  -----------  ---------
                                                     ---------  ---------  ---------  ---------  ---------  -----------  ---------

BALANCE SHEET DATA (at end of period):
Working capital....................................  $ 305,114             $ 403,714  $ 367,186  $ 329,918   $ 341,154   $ 274,278
Total assets.......................................  5,198,090             3,953,936  3,381,461  3,144,598   3,164,966   2,451,537
Long-term debt.....................................    893,665               511,622    506,417    588,491     812,585     534,951
Shareholders' equity...............................  2,228,050             1,938,439  1,634,681  1,367,026   1,138,786   1,040,551

------------------------------
(1) Income and cash dividends per share amounts for all periods presented have been restated to give effect to a two-for-one stock split effected in the form of a stock dividend which was distributed on November 14, 1995.

(2) The selected financial data reflects the combined results of operations and financial position of Tyco and Kendall for all periods subsequent to June 30, 1992, the date on which Kendall undertook a financial restructuring. The selected financial data at and for the year ended June 30, 1992 reflect only the results of operations and financial position of Tyco.

(3) Fiscal 1995 results include a charge of $31.2 million after-tax for fees and expenses related to the merger and integration of Tyco and Kendall, and an extraordinary item of $2.6 million after-tax resulting from the early extinguishment of $100 million of Kendall debt. (See Notes 2 and 4 to the Consolidated Financial Statements).

(4) Effective July 1, 1992 the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") 109 "Accounting for Income Taxes" and SFAS 106 "Employers' Accounting for Post-Retirement Benefits Other Than Pensions." Kendall adopted SFAS 109 and SFAS 106 effective with its restructuring and, accordingly, there is no cumulative effect reflected in the Consolidated Financial Statements.

(5) Fiscal 1993 results include restructuring and severance charges of $27.3 million after-tax, a non-recurring inventory charge of $22.5 million before and after-tax, a reduction in tax expense of $6.7 million attributable to revisions in previous tax estimates, incremental income tax expense due to tax rate changes of $7.8 million and a special pension charge of $1.2 million after-tax.

(6) Fiscal 1992 results include restructuring and severance charges of $14.9 million after-tax and a reduction in tax expense of $16.9 million attributable to revisions in previous tax estimates.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   FINANCIAL CONDITION AND OPERATING RESULTS

RESULTS OF OPERATIONS FOR THE FIRST SIX MONTHS OF FISCAL 1997 COMPARED WITH THE
  FIRST SIX MONTHS OF FISCAL 1996

    OVERVIEW

    For the first six months of fiscal 1997, net income was $174.4 million, or $1.12 per share, compared with $136.4 million, or $.89 per share, for the first six months of fiscal 1996. The increase was attributable to strong earnings in the Disposable and Specialty Products and Fire and Safety Services groups as well as increased income in the Flow Control Products group.

    SALES

    Sales during the first six months of fiscal 1997 were $3.09 billion, a 26% increase over fiscal 1996 sales of $2.46 billion. Sales of the Disposable and Specialty Products group increased $243.9 million to $946.7 million, or 35% due to increased sales principally at Kendall, Ludlow and Armin, as well as the inclusion of Carlisle Plastics ("Carlisle"), acquired in September 1996. Sales of the Fire and Safety Services group increased $297.8 million to $1.25 billion, or 31%, due to increased sales in the contracting business in each geographic region as well as the inclusion of Thorn Security Group ("Thorn"), acquired in July 1996 and Earth Technology Corporation ("Earth Tech") acquired in January 1996. Sales of the Flow Control Products group increased $91.9 million to $656.1 million, or 16%, reflecting higher volume at Europe Flow Control, which includes businesses acquired in the second quarter of fiscal 1997, as well as from Mueller, which includes businesses acquired in the first quarter of fiscal 1997, and Grinnell's distribution operations. Sales of the Electrical and Electronic Components group decreased slightly to $236.5 million resulting principally from lower sales of underwater communications cable systems at Simplex partially offset by increased sales at the Printed Circuit Group operations.

    INCOME BEFORE INCOME TAXES

    For the first six months of fiscal 1997 as compared to the first six months of fiscal 1996, operating profits of the Disposable and Specialty Products group increased $40.0 million to $170.2 million, or 31% reflecting higher earnings at Kendall, Ludlow and Armin, as well as the inclusion of Carlisle from September 1996. Operating profits of the Fire and Safety Services group rose $31.7 million to $89.0 million, or 55%, due principally to higher margins at fire protection operations in each geographic region, as well as the inclusion of Thorn and Earth Tech. The operating profits of the Flow Control Products group increased $11.2 million to $62.9 million, or 22%, resulting principally from increased earnings at Allied, Mueller and European distribution operations, which includes businesses acquired during fiscal 1997. Operating profits of the Electrical and Electronic Components group increased $.5 million to $43.3 million, or 1% due to increased earnings at the Printed Circuit Group operations and Allied's electrical conduit operations, partially offset by decreased earnings at Simplex. The impact of the consolidated sales and results of operations from changes in foreign exchange rates relative to the value of the U.S. dollar for the first six months of fiscal 1997 as compared to the same period of fiscal 1996 was not material.

    INTEREST EXPENSE

    Interest expense increased $22.5 million to $52.8 million during the first six months of fiscal 1997 as compared to the first six months of fiscal 1996 due principally to higher average debt balances, resulting from the effect of acquisitions.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED JUNE 30, 1996

    OVERVIEW

    Income before extraordinary item was $310.1 million, or $2.03 per share, for fiscal 1996 compared with $216.6 million, or $1.43 per share, for fiscal 1995. Income before extraordinary item rose 25% excluding the $31.2 million ($0.21 per share) after-tax charge for merger and transaction related costs from the Kendall merger in fiscal 1995 (see Note 2 to the Consolidated Financial Statements). The increase was attributable to strong earnings improvements in each of the Company's business segments.

    SALES

    Sales increased 12% during fiscal 1996 to $5.09 billion from $4.53 billion in fiscal 1995. Sales of the Disposable and Specialty Products group increased $72.6 million to $1.46 billion, or 5%. Increased sales at Kendall and, to a lesser extent, at Ludlow were partially offset by decreased sales at Armin, due to reduced raw material pricing, and by Kendall's sale of Futuro in the second quarter of fiscal 1996. Kendall's sales include the sales of Professional Medical Products, Inc. which was acquired during the third quarter of fiscal 1996. Sales of the Fire and Safety Services group increased $287.5 million to $1.99 billion, or 17%, due to increased sales in the North American, European and Asia-Pacific regions contracting businesses, as well as sales resulting from the acquisition of Earth Tech in the third quarter of fiscal 1996. Sales of the Flow Control Products group increased $144.6 million, or 14%, to $1.16 billion, reflecting higher volume at Allied, including businesses acquired by Allied in the second half of fiscal 1995 as well as from Grinnell's distribution operations, Mueller and European Flow Control. Sales of the Electrical and Electronic Components group increased $50.5 million to $480.6 million, or 12%, resulting principally from higher sales of underwater communications cable systems at Simplex as well as at the printed circuit businesses and at Allied's electrical conduit operations.

    Sales increased 11% during fiscal 1995 to $4.53 billion from $4.08 billion in fiscal 1994. Sales of the Disposable and Specialty Products group increased $187.6 million to $1.39 billion, or 16%, due to increased sales at Kendall, Armin and Ludlow. Sales of the Fire and Safety Services group increased $177.5 million to $1.70 billion, or 12%, due primarily to increased sales in the Asia-Pacific and North American operations. Sales were slightly higher in Europe, where the impact of the sale of certain fire products operations in the fourth quarter of fiscal 1994 was offset by the impact of changes in average foreign exchange rates on non-U.S. dollar denominated sales. Had average foreign currency exchange rates during fiscal 1995 remained constant with the averages during fiscal 1994, and excluding the effect of the fire products sale, the increase in Fire Protection group sales would have been approximately $27.0 million lower than reported above. Sales of the Flow Control Products group increased $100.0 million to $1.01 billion, or 11%, reflecting higher volume and, in some cases, higher unit selling prices at Grinnell's distribution operations, Allied's pipe and tube business, Mueller and European Flow Control businesses. Sales of the Electrical and Electronic Components group decreased $6.8 million to $430.1 million, or 2%, resulting principally from slightly lower sales at Allied's electrical conduit operations, lower sales of underwater communications cable systems at Simplex and lower sales at the printed circuit businesses.

    INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM

    Pre-tax income before extraordinary item was $523.9 million in fiscal 1996 and $384.9 million in fiscal 1995. Pre-tax income increased 24% excluding the $37.2 million charge for merger and transaction related costs in fiscal 1995.

    Operating profits of the Disposable and Specialty Products group increased $30.5 million to $291.7 million, or 12%, reflecting higher earnings at Kendall and Ludlow partially offset by decreased earnings at Armin, where profits were adversely affected by changes in raw material costs. Operating profits of the Fire and Safety Services group rose $41.6 million to $128.1 million, or 48%, due to higher margins at fire protection operations in each geographic region, as well as the inclusion of earnings from Earth Tech, which was acquired during the third quarter of fiscal 1996. Operating profits of the Flow Control Products group increased $23.7 million to $114.1 million, or 26%, resulting from increased earnings principally at Allied and Mueller and, to a lesser extent, at the group's other operating units. Operating profits of the Electrical and Electronic Components group increased $12.1 million to $88.5 million, or 16%, due to increased earnings at Simplex, the printed circuit businesses and at Allied's electrical conduit operations.

    The impact on the consolidated sales and results of operations from changes in foreign exchange rates relative to the U.S. dollar for fiscal 1996 as compared to fiscal 1995 was not material.

    Corporate and other expenses rose to $39.8 million from $29.0 million in fiscal 1995 (excluding merger and transaction related costs) due principally to an increase in expense associated with the Company's accounts receivable financing program. Under the program, the discount on accounts receivable is included in selling, general and administrative expense and is excluded from interest expense. See Note 5 to the Consolidated Financial Statements.

    Pre-tax income before extraordinary item was $384.9 million in fiscal 1995 and $328.2 million in fiscal 1994. Fiscal 1995 results include pre-tax charges of $37.2 million for merger and transaction related costs associated with the Kendall merger. See Note 2 to the Consolidated Financial Statements.

    Operating profits of the Disposable and Specialty Products group increased $69.5 million to $261.2 million, or 36%, reflecting increased volume and higher margins principally at Kendall, Armin and, to a lesser extent, Ludlow. Operating profits of the Fire and Safety Services group rose $16.3 million to $86.5 million, or 23%, due principally to higher margins at the North American and Asia-pacific contracting and manufacturing businesses, partially offset by lower margins at the European businesses. The operating profits of the Flow Control Products group increased $16.3 million to $90.4 million, or 22%, resulting principally from increased earnings at Grinnell's North American distribution operations, Allied, Mueller and European Flow Control. Operating profits of the Electrical and Electronic Components group increased $3.9 million to $76.4 million, or 5%, due to higher margins at Allied's electrical conduit operations and increased earnings at Simplex.

    The impact on the consolidated results of operations from changes in average foreign exchange rates for fiscal 1995 as compared to fiscal 1994 was not material.

    Corporate and other expenses for fiscal 1995 include the $37.2 million charge for merger and transaction related costs noted above. Also included is expense of $8.2 million, as compared to $4.1 million for fiscal 1994, related to the Company's accounts receivable financing program. See Note 5 to the Consolidated Financial Statements.

    INTEREST EXPENSE

    Interest expense decreased $4.5 million to $58.9 million during fiscal 1996 due to lower average interest rates partially offset by higher average debt levels. Interest expense increased $1.0 million to $63.4 million during fiscal 1995 due to higher average interest rates partially offset by lower average debt levels.

    EXTRAORDINARY ITEM

    During fiscal 1995, the Company refinanced $100 million principal amount of Kendall's subordinated notes due 2003. In connection with the refinancing, the Company recorded a charge of $4.3 million ($2.6 million after-tax), representing unamortized debt issuance fees and a call premium, as an extraordinary loss.

    INCOME TAX EXPENSE

    Income tax expense before extraordinary item was $213.8 million in fiscal 1996 and $168.3 million in fiscal 1995. An analysis of income taxes and the effective income tax rate is presented in Note 7 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

    As presented in the Consolidated Statement of Cash Flows, net cash provided by operating activities was $165.8 million during the first six months of fiscal 1997. The significant changes in working capital accounts were an increase of $62.7 million in inventory and a $106.1 million decrease in accounts payable and accrued expenses. Net changes in other working capital accounts were not significant during the period.

    During the first six months of fiscal 1997, the Company used cash to (i) acquire a U.S. and a German Disposable and Specialty Products company, a U.K. based and a German based Fire and Safety Services company, three Australian Fire and Safety Services companies, three European Flow Control companies, two U.S. Flow Control companies, and a U.S. Electrical and Electronic Components company, for an aggregate of $773.0 million, including $501.9 million in cash, 3.1 million shares of the Company's common stock, valued at $116.1 million and the assumption of $155.0 million in debt; (ii) purchase $100.4 million of property and equipment; (iii) pay dividends of $15.4 million; and (iv) reacquire shares for $5.3 million.

    At December 31, 1996 the Company's total debt was $1.26 billion as compared to $639.4 million at June 30, 1996. The increase resulted from the acquisitions discussed above, partially offset by net operating cash flows.

    Shareholders' equity was $2.23 billion, or $14.22 per share, at December 31, 1996, compared to $1.94 billion, or $12.67 per share, at June 30, 1996. The increase is due primarily to net income of $174.4 million and the issuance of the Company's shares for the Carlisle acquisition. Total debt as a percent of total capitalization (total debt and shareholders' equity) was 36% at December 31, 1996 and 25% at June 30, 1996.

    In October 1996, the Company issued $300 million principal amount of 6.5% notes due 2001. The net proceeds were used to redeem debt assumed in the Carlisle acquisition, as well as to reduce certain amounts outstanding under the Company's credit agreement and uncommitted lines of credit. The Company believes that its funding sources are adequate for its anticipated capital and operating requirements through expected cash flows from operations and established financing arrangements.

    In January 1997 the Company filed a shelf registration to enable it to offer from time to time unsecured debt securities or shares of common stock, or any combination of the two, at an aggregate initial offering price not to exceed $900 million. The Securities and Exchange Commission has declared the shelf registration effective. The Company intends to use the net proceeds from the sale of any such debt securities or shares of common stock to refinance, in part, existing indebtedness, to finance, in part, the cost of acquisitions and for general corporate purposes. Funds not required immediately for such purposes may be invested temporarily in short-term marketable securities. The Common Stock is being offered pursuant to such registration.

    Working capital requirements for the remainder of fiscal 1997 are not expected to significantly exceed fiscal 1996 levels. The level of capital expenditures is expected to increase in fiscal 1997 as compared to fiscal 1996 due to recent acquisitions as well as certain capital projects in process, and the source of funds for such expenditures is expected to be cash from operations.

    Subsequent to December 31, 1996, the Company utilized cash on hand as well as its existing financing arrangements to complete the acquisitions of ElectroStar, Inc., Sempell Valve Group and American Tube and Pipe Co., Inc. with the aggregate purchase price totaling approximately $266 million.

BACKLOG

    The backlog of unfilled orders was approximately $1.40 billion at December 31, 1996 and $1.15 billion at June 30, 1996. Backlog increased in the Company's Disposable and Specialty Products, Fire and Safety Services, and Flow Control Products segments, partially offset by a decrease in the Electrical and Electronic Components segment. Within Fire and Safety Services, backlog increased in each geographic region as well as from the acquisition of Thorn. Within Electrical and Electronic Components, a decrease at Simplex was partially offset by increases at the Printed Circuit Group.

ACCOUNTING PRONOUNCEMENT

    In October 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." The standard defines a fair value based method of accounting for employee stock options. The compensation expense arising from this method can be reflected in the financial statements or, alternatively, the pro forma net income and income per share effect of the fair value based accounting can be disclosed in the footnotes to the financial statements. The Company will adopt SFAS 123 in fiscal 1997 and expects to adopt the footnote disclosure alternative.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the United States purchase agreement (the "U.S. Purchase Agreement") among the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc. and Lehman Brothers Inc. (the "U.S. Underwriters"), and concurrently with the sale of 1,700,000 shares of Common Stock to the International Managers (as defined below), the Company has agreed to sell to each of the U.S. Underwriters, and each of the U.S. Underwriters severally has agreed to purchase from the Company, the number of shares of Common Stock set forth opposite its name below:

                                                                                  NUMBER OF
                                                                                  SHARES OF
                              U.S. UNDERWRITERS                                  COMMON STOCK
------------------------------------------------------------------------------  --------------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated........................................................
Credit Suisse First Boston Corporation........................................
J.P. Morgan Securities Inc. ..................................................
Lehman Brothers Inc. .........................................................
                                                                                --------------
          Total...............................................................      6,800,000
                                                                                --------------
                                                                                --------------

    The Company has also entered into a purchase agreement (the "International Purchase Agreement" and, together with the U.S. Purchase Agreement, the "Purchase Agreements") with Merrill Lynch International, Credit Suisse First Boston (Europe) Limited, J.P. Morgan Securities Ltd. and Lehman Brothers International (Europe) (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters"). Subject to the terms and conditions set forth in the International Purchase Agreement and concurrently with the sale of 6,800,000 shares of Common Stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Company has agreed to sell to the International Managers, and the International Managers have severally agreed to purchase, an aggregate of 1,700,000 shares of Common Stock. The initial public offering price per share and total underwriting discounts per share are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

    In each Purchase Agreement, the several U.S. Underwriters and the several International Managers have agreed, respectively, subject to the terms and conditions set forth in such Purchase Agreement, to purchase all of the shares of Common Stock being sold pursuant to such Purchase Agreement if any of such shares of Common Stock being sold pursuant to such Purchase Agreement are purchased. Under certain circumstances, the commitments of non-defaulting U.S. Underwriters or International Managers (as the case may be) may be increased. The sale of Common Stock to the U.S. Underwriters is conditioned upon the sale of shares of Common Stock to the International Managers.

    The U.S. Underwriters have advised the Company that they propose to offer the shares of Common Stock offered hereby to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $   per share of Common
Stock. The U.S. Underwriters may allow, and such dealers may reallow, a discount
not in excess of $   per share of Common Stock on sales to certain other
dealers. After the Offerings, the public offering price, concession and discount may be changed.

    The Company has granted an option to the U.S. Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an additional 1,020,000 shares of Common Stock at the public offering price set forth on the cover page hereof, less the underwriting discount. The U.S. Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of shares of Common Stock offered hereby. To the extent that the U.S. Underwriters exercise this option, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase approximately the number of additional shares of Common Stock proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. The Company has also granted an option to the International Managers, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an additional 255,000 shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

    The Company has been informed that the U.S. Underwriters and the International Managers have entered into an agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other for purposes of resale at a per share of Common Stock price equal to the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are United States persons or Canadian persons or to persons they believe intend to resell to persons who are United States persons or Canadian persons, and the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-United States and non-Canadian persons or to persons they believe intend to resell to non-United States and non-Canadian persons, except in each case for transactions pursuant to such agreement.

    The Company and certain of the Company's officers have agreed, subject to certain exceptions, including exceptions relating to employee benefit arrangements, that they will not, directly or indirectly, for a period of 60 days following the date of this Prospectus Supplement, except with the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the Underwriters, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the Company or with respect to which the Company has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

    Certain of the Underwriters have provided from time to time, and expect to provide in the future, investment banking services to the Company, for which such Underwriters have received and will receive customary fees and commissions. In addition, from time to time, in the ordinary course of their respective businesses, certain of the Underwriters and certain of their affiliates engage and may in the future engage in investment banking and commercial banking transactions with the Company. Morgan Guaranty Trust Company of New York ("MGT"), an affiliate of J.P. Morgan Securities Inc. and J.P. Morgan Securities Ltd., is the agent bank on the Company's $300 million Credit Agreement. Credit Suisse, an affiliate of Credit Suisse First Boston Corporation and Credit Suisse First Boston (Europe) Limited, is a lender under the Credit Agreement. As lenders under the Credit Agreement, MGT and Credit Suisse may receive in excess of 10% of the net proceeds of the Offerings. See "Use of Proceeds." Accordingly, this offering will be conducted in accordance with Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. ("NASD").

                               VALIDITY OF SHARES

    The validity of the Common Stock offered hereby will be passed upon for the Company by M. Brian Moroze, Esq., General Counsel of the Company, Exeter, New Hampshire. Mr. Moroze owns 20,800 shares of the Company's Common Stock. Certain other legal matters will be passed upon for the Company by Kramer, Levin, Naftalis & Frankel, 919 Third Avenue, New York, New York 10022. Joshua M. Berman, a director and the Secretary of the Company, is counsel to the law firm of Kramer, Levin, Naftalis & Frankel and owns 36,000 shares of the Company's Common Stock. Certain legal matters will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), One New York Plaza, New York, New York 10004.

PROSPECTUS

                                  $900,000,000
                               ------------------

                            TYCO INTERNATIONAL LTD.
                                ---------------

                                DEBT SECURITIES
                                  COMMON STOCK
                             ---------------------

    Tyco International Ltd. (the "Company" or "Tyco") may offer from time to time (i) unsecured debt securities ("Debt Securities") consisting of debentures, notes and/or other evidences of unsecured indebtedness in one or more series, or
(ii) shares of common stock, par value $0.50 per share ("Common Stock") (the Debt Securities and Common Stock are collectively referred to as "Securities"), or any combination of the foregoing, at an aggregate initial offering price not to exceed U.S.$900,000,000, or its equivalent if some or all of the Debt Securities are denominated in one or more foreign currencies, at prices and on terms to be determined at or prior to the time of sale in light of market conditions at the time of sale.

    Specific terms of the particular Securities in respect of which this Prospectus is being delivered will be set forth in one or more accompanying Prospectus Supplements (each a "Prospectus Supplement"), together with the terms of the offering of the Securities and the initial price and the net proceeds to the Company from the sale thereof. The Prospectus Supplement will set forth with regard to the particular Securities, without limitation, the following: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking as senior debt or subordinated debt, authorized denomination, maturity, rate or method of calculation of interest and dates for payment thereof, any exchangeability, conversion, redemption, prepayment or sinking fund provisions, the currency or currencies or currency unit or currency units in which principal, premium, if any, or interest, if any, is payable, any modification of the covenants and any other specific terms thereof; and (ii) in the case of Common Stock, the number of shares of Common Stock and the terms of the offering and sale thereof. The amounts payable by the Company in respect of Debt Securities may be calculated by reference to the value, rate or price of one or more specified commodities, currencies or indices as set forth in the Prospectus Supplement. The Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to the Securities covered by the Prospectus Supplement.

    The Company may sell Securities offered hereby to or through underwriters or dealers, and also may sell Securities directly to other purchasers or through agents. The Prospectus Supplement will also set forth the names of the underwriters, dealers and agents involved in the sale of the Securities offered hereby, the principal amounts, if any, to be purchased by the underwriters or agents and the compensation, if any, of such underwriters or agents and any applicable commissions or discounts. The net proceeds to the Company from the sale of the Securities offered hereby will also be set forth in the Prospectus Supplement.

    This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.
                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                The date of this Prospectus is February 5, 1997.

    No person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus or the accompanying Prospectus Supplement and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any underwriter, dealer or agent. Neither the delivery of this Prospectus or the accompanying Prospectus Supplement nor any sale made hereunder or thereunder shall, under any circumstances, create an implication that the information contained herein or in the accompanying Prospectus Supplement is correct as of any date subsequent to the date hereof or thereof or that there has been no change in the affairs of the Company since the date hereof or thereof. Neither this Prospectus nor the accompanying Prospectus Supplement constitutes an offer to sell or a solicitation of an offer to buy Securities in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), all of which may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a site on the World Wide Web, and the reports, proxy statements and other information filed by the Company with the Commission may be accessed electronically on the Web at http://www.sec.gov. Such material can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, where the Common Stock is listed.

    This Prospectus constitutes part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Securities. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, where a copy of such document has been filed as an exhibit to the Registration Statement or otherwise has been filed with the Commission, reference is made to the copy of the applicable document so filed. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus:

    The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996.

    The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

    The Company's Current Report on Form 8-K dated October 29, 1996.

    All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities made hereby shall be deemed to be incorporated by reference into this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, including any beneficial owner of Securities, upon the written or oral request of any such person, a copy of any and all of the documents that have been or may be incorporated by reference herein other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to David Brownell, Senior Vice President, Tyco International Ltd., One Tyco Park, Exeter, New Hampshire 03833 (telephone: (603) 778-9700).

                                  THE COMPANY

    Tyco International Ltd. ("Tyco" or the "Company"), through its divisions and operating subsidiaries, engages in the manufacture and distribution of disposable medical supplies and other specialty products, the design, manufacture, installation and service of fire detection and suppression systems, and the manufacture and distribution of flow control products and electrical and electronic components. The Company, which operates in more than 50 countries around the world, had sales of over $5 billion during its fiscal year ended June 30, 1996.

    The Company's strategy is to be the low-cost, high-quality producer in every business segment in which it competes. The Company has strong leadership positions in each of its segments of its respective markets. The Company seeks to increase its leadership positions in its domestic and international businesses, develop new markets and acquire additional products/companies that are designed to allow the Company to maximize its existing competitive advantages and cost structure. The goal of this strategy is to create value for the Company's shareholders by increasing the Company's earnings per share.

    The Company is a Massachusetts corporation. Its executive offices are located at One Tyco Park, Exeter, New Hampshire 03833, and its telephone number is (603) 778-9700.

                              CURRENT DEVELOPMENTS

    Tyco has recently announced results of operations for the six month period ended December 31, 1996. Net income increased 28% to $174.4 million or $1.12 per share for the first six months of fiscal 1997, compared to $136.4 million or $0.89 per share for the first six months of fiscal 1996. Sales increased 26% to $3.1 billion in the first six months of fiscal 1997 compared to $2.5 billion in the first six months of fiscal 1996. Results for the first six months of fiscal 1997 included, among other acquisitions, the operations of Carlisle Plastics, Inc., acquired by the Company's Disposable and Specialty Products group in September 1996, and Thorn Security Group Limited, acquired by the Company's Fire and Safety Services group in July 1996.

    The Company reviews acquisition opportunities in the ordinary course of its business, some of which may be material and some of which are currently under investigation, discussion or negotiation.

                                USE OF PROCEEDS

    Except as otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities to refinance, in part, existing indebtedness, to finance, in part, the cost of acquisitions and for general corporate purposes. Funds not required immediately for such purposes may be invested temporarily in short-term marketable securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges for the Company for the five years in the period ended June 30, 1996 and for the three-month period ended September 30, 1996:

                                                                           THREE MONTHS               FISCAL YEAR
                                                                               ENDED                ENDED JUNE 30,
                                                                           SEPTEMBER 30,    -------------------------------
                                                                               1996           1996       1995       1994
                                                                         -----------------  ---------  ---------  ---------
Ratio of earnings to fixed charges(1)(2)...............................           5.11           6.99       5.42       4.98


                                                                           1993       1992
                                                                         ---------  ---------
Ratio of earnings to fixed charges(1)(2)...............................       2.68       2.78

------------------------

(1) The merger of the Company with Kendall International, Inc. ("Kendall Inc.") on October 19, 1994 (the "Merger") has been accounted for using the pooling of interests basis of accounting. As such, the ratio of earnings to fixed charges for the years ended June 30, 1995, 1994 and 1993 include the effect of the Merger. Kendall Inc. undertook a financial restructuring as of June 30, 1992. As of that date, a new reporting entity was created with no retained earnings or accumulated deficit. Accordingly, the ratio of earnings to fixed charges for all periods prior to and including June 30, 1992 represents the Company's historical ratio.

(2) Earnings consist of pre-tax earnings from continuing operations before fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt expenses and one-third of rent expense which is deemed representative of an interest factor.

                         DESCRIPTION OF DEBT SECURITIES

    The Debt Securities offered hereby will be issued under an Indenture dated as of April 30, 1992, as amended (hereinafter referred to as the "Indenture"), between the Company and First Trust of New York, National Association, as successor to BankAmerica National Trust Company pursuant to the Certificate of Transfer and Assignment of New York Appointments pursuant to Section 604-a of the New York Banking Law, as Trustee (hereinafter referred to as the "Trustee"). The following statements are subject to the detailed provisions of the Indenture, a copy of which is filed as an exhibit to the Registration Statement and which is also available for inspection at the office of the Trustee. Section references are to the Indenture. Wherever particular provisions of the Indenture are referred to, such provisions are incorporated by reference as part of the statements made and the statements are qualified in their entirety by such reference.

GENERAL

    The Indenture does not limit the aggregate principal amount of debt securities which may be issued thereunder and provides that the debt securities may be issued from time to time in one or more series. Except as otherwise specified, references to Debt Securities in this section include, in addition to the Debt Securities offered hereby, any other debt securities that have been or in the future may be issued under the Indenture. As of the date of this Prospectus, $200,000,000 principal amount of the Company's 9 1/2% Debentures due 2022, $50,000,000 principal amount of the Company's 8% Debentures due 2023, $105,000,000 principal amount of the Company's 6 3/8% Notes due 2004, $145,000,000 principal amount of the Company's 8 1/8% Notes due 1999 and $300,000,000 principal amount of the Company's 6 1/2% Notes due 2001 have been issued and are outstanding under the Indenture.

    Debt Securities offered pursuant to this Prospectus will be direct, unsecured and unsubordinated obligations of the Company and will rank equally with any other unsecured and unsubordinated obligations of the Company for borrowed money. Except as described under "Certain Covenants," the Indenture does not limit other indebtedness or securities which may be incurred or issued by the Company or any of its subsidiaries or contain financial or similar restrictions on the Company or any of its subsidiaries. The

Company's rights and the rights of its creditors, including holders of Debt Securities, to participate in any distribution of assets of any subsidiary upon the latter's liquidation or reorganization or otherwise are effectively subordinated to the claims of the subsidiary's creditors, except to the extent that the Company or any of its creditors may itself be a creditor of that subsidiary.

    A Prospectus Supplement will set forth where applicable the following terms of and information relating to the Debt Securities offered pursuant to this
Prospectus: (i) the designation of the Debt Securities; (ii) the aggregate principal amount of the Debt Securities; (iii) the date or dates on which principal of, and premium, if any, on the Debt Securities is payable; (iv) the rate or rates at which the Debt Securities shall bear interest, if any, or the method by which such rate shall be determined, the date or dates from which interest will accrue and on which such interest will be payable and the related record dates; (v) if other than the offices of the Trustee, the place where the principal of and any premium or interest on the Debt Securities will be payable;
(vi) any redemption, repayment or sinking fund provisions; (vii) if other than denominations of $1,000 or multiples thereof, the denominations in which the Debt Securities will be issuable; (viii) if other than the principal amount thereof, the portion of the principal amount due upon acceleration; (ix) whether the Debt Securities shall be issued in the form of a global security or securities; (x) any other specific terms of the Debt Securities (which may, for example, include the currency, and any index used to determine the amount, of payment of principal of and any premium and interest on the Debt Securities); and (xi) if other than the Trustee, the identity of any trustees, paying agents, transfer agents or registrars with respect to the Debt Securities. (Section 2.3).

    Debt Securities offered pursuant to this Prospectus will be issued either in certificated, fully registered form, without coupons, or as global notes under a book-entry system, as specified in the applicable Prospectus Supplement.

    Unless otherwise specified in the applicable Prospectus Supplement, principal and premium, if any, will be payable, and the Debt Securities offered pursuant to this Prospectus will be transferable and exchangeable without any service charge, at the office of the Trustee. However, the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any such transfer or exchange. (Section 2.8).

    Interest on any series of Debt Securities offered pursuant to this Prospectus will be payable on the interest payment dates set forth in the accompanying Prospectus Supplement to the persons in whose names the Debt Securities are registered at the close of business on the related record date and may be paid by checks mailed to such persons. (Sections 2.7 and 3.1).

    If Debt Securities offered pursuant to this Prospectus are issued as original issue discount securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at more than a de minimis discount below their stated principal amount, the federal income tax consequences and other special considerations applicable to such original issue discount securities will be as described in the Prospectus Supplement.

    Unless otherwise described in the applicable Prospectus Supplement, there are no covenants or provisions contained in the Indenture which afford the holders of Debt Securities offered pursuant to this Prospectus protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company. The consummation of any highly leveraged transaction, reorganization, restructuring, merger or similar transaction could cause a material decline in the credit quality of the outstanding Debt Securities.

BOOK-ENTRY SYSTEM

    If so specified in the applicable Prospectus Supplement, Debt Securities of any series offered pursuant to this Prospectus may be issued under a book-entry system in the form of one or more global securities ("Global Securities"). Each Global Security will be deposited with, or on behalf of, a depositary, which, unless otherwise specified in the accompanying Prospectus Supplement, will be The Depository Trust Company, New York, New York (the "Depositary"). The Global Securities will be registered in the name of the Depositary or its nominee.

    The Depositary has advised the Company as follows: The Depositary is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of section 17A of the Exchange Act. The Depositary was created to hold securities of persons who have accounts with the Depositary ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies and clearing corporations, and may include certain other organizations. Indirect access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

    Upon the issuance of a Global Security, the Depositary or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of participants. The accounts to be credited will be designated by the underwriters or agents, if any, or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in the Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in the Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in the Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

    So long as the Depositary or its nominee is the registered owner of a Global Security, it will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in such Global Security will not be entitled to have the Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificates representing the Debt Securities and will not be considered the owners or holders thereof under the Indenture.

    Payment of principal of, premium, if any, and any interest on Debt Securities represented by a Global Security will be made to the Depositary or its nominee, as the case may be, as the registered owner or the holder of the Global Security. None of the Company, the Trustee, any paying agent or registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Company has been advised by the Depositary that the Depositary will credit participants' accounts with payments of principal, premium, if any, or interest on the payment date thereof in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of the Depositary. The Company expects that payments by participants to owners of beneficial interests in the Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

    A Global Security may not be transferred except as a whole to a nominee or successor of the Depositary. If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within ninety days, the Company will issue certificates in registered form in exchange for the Global Security or securities representing the Debt Securities. In addition, the Company may at any time and in its sole discretion determine not to have Debt Securities of a series represented by a Global Security and, in such event, will issue certificates in definitive form in exchange for the Global Security representing such Debt Securities. (Section 2.12).

CERTAIN COVENANTS

    LIMITATIONS ON LIENS. The Company covenants that, so long as any Debt Securities remain outstanding (but subject to defeasance, as provided in the Indenture), it will not, and will not permit any Restricted Subsidiary (as defined below) to, issue, assume or guarantee any Indebtedness (as defined below) which is secured by a mortgage, pledge, security interest, lien or encumbrance (each a "lien") upon any Principal Property (as defined below), or any shares of stock or Indebtedness issued by any Restricted Subsidiary, without effectively providing that, for so long as such lien shall continue in existence with respect to such secured Indebtedness, the Debt Securities (together with, if the Company shall so determine, any other Indebtedness of the Company ranking equally with the Debt Securities) shall be equally and ratably secured with (or at the Company's option prior to) such secured Indebtedness, except that the foregoing covenant shall not apply to (a) liens existing on the date of the Indenture; (b) liens on the stock, assets or Indebtedness of a corporation existing at the same time such corporation becomes a Restricted Subsidiary; (c) liens on the assets or Indebtedness of a corporation existing at the time such corporation is merged into the Company or a Subsidiary; (d) liens on any Principal Property existing at the time of acquisition thereof, or to secure the payment of the purchase price of such Principal Property, or to secure Indebtedness incurred, assumed or guaranteed by the Company or a Restricted Subsidiary for the purpose of financing all or any part of the purchase price of such Principal Property or improvements or construction thereon, which Indebtedness is incurred, assumed or guaranteed prior to, at the time of, or within one year after such acquisition (or in the case of real property, completion of such improvement or construction or commencement of full operation of such property, whichever is later); (e) liens securing Indebtedness owing by any Restricted Subsidiary to the Company or a Subsidiary; (f) liens in favor of the United States or any State thereof or any other country, or political subdivision thereof, to secure partial, progress, advance or other payments pursuant to any contract, statute, rule or regulation or to secure any Indebtedness incurred or guaranteed for the purpose of financing all or any part of the purchase price (or, in the case of real property, the cost of construction or improvement) of the Principal Property subject to such liens (including but not limited to, liens incurred in connection with pollution control, industrial revenue or similar financings); (g) pledges, liens or deposits under worker's compensation or similar legislation, or in connection with bids, tenders, contracts (other than for the payment of money) or leases to which the Company or any Restricted Subsidiary is a party, or to secure the public or statutory obligations of the Company or any Restricted Subsidiary, or in connection with self-insurance, or to obtain the benefits of any law pertaining to unemployment insurance, old age pensions, social security or similar matters, or to secure surety, performance, appeal or customs bonds to which the Company or any Restricted Subsidiary is a party, or in litigation or other proceedings in connection with the matters heretofore referred to in this clause(s), such as, but not limited to, interpleader proceedings, and other similar pledges, liens or deposits made or incurred in the ordinary course of business; (h) certain liens in connection with legal proceedings, including certain liens arising out of judgments or awards, to the extent such proceedings are being contested or appealed in good faith, or liens incurred for the purpose of obtaining a stay or discharge in the course of any litigation or other proceeding; (i) liens for certain taxes or assessments, landlord's liens and liens and charges incidental to the conduct of the business of the Company or any Restricted Subsidiary, or the ownership of their assets, which were not incurred in connection with the borrowing of money and which do not, in the opinion of the Board of Directors of the Company, materially impair the use of such Principal Property in the operation of the business of the

Company or such Restricted Subsidiary or the value of such Principal Property for the purposes thereof; (j) liens to secure the Company's or any Restricted Subsidiary's obligations under agreements with respect to spot, forward, future and option transactions, entered into in the ordinary course of business; (k) liens not permitted by the foregoing clauses (a) to (j), inclusive, if at the time of, and after giving effect to, the creation or assumption of such lien, the aggregate amount of all outstanding Indebtedness of the Company and its Restricted Subsidiaries (without duplication) secured by all liens not so permitted by the foregoing clauses (a) through (j), inclusive, together with the Attributable Debt (as defined below) in respect of Sale and Lease-Back Transactions (as defined below) permitted by paragraph (a) under "Limitation on Sale and Lease-Back Transactions" below does not exceed the greater of $100,000,000 and 10% of Consolidated Net Worth (as defined below); and (l) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part, of any lien referred to in the foregoing clauses (a) to (k), inclusive. (Section 3.9).

    LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS. The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction with respect to a Principal Property unless (a) the Company or such Restricted Subsidiary would, at the time of entering into a Sale and Lease-Back Transaction, be entitled to incur Indebtedness secured by a lien on the Principal Property to be leased in an amount at least equal to the Attributable Debt in respect of such transaction, without equally and ratably securing the Debt Securities pursuant to the provisions described under "Limitations on Liens" above, or (b) the direct or indirect proceeds of the sale of the Principal Property to be leased are at least equal to their fair value (as determined by the Company's Board of Directors) and an amount equal to the net proceeds is applied, within 180 days of the effective date of such transaction, to the purchase or acquisition (or, in the case of real property, commencement of the construction) of property or assets or to the retirement (other than at maturity or pursuant to a mandatory sinking fund or mandatory redemption provision) of Debt Securities, or of Funded Indebtedness (as defined below) of the Company that ranks on a parity with the Debt Securities or of Funded Indebtedness of a consolidated Subsidiary of the Company (subject to credits for certain voluntary retirement of Funded Indebtedness and certain delivery of Debt Securities to the Trustee for retirement and cancellation). (Section 3.10).

    DEFINITIONS. "Attributable Debt" means in connection with a Sale and Lease-Back Transaction, as of any particular time, the aggregate of present values (discounted at a rate per annum equal to the average interest borne by all outstanding Debt Securities determined on a weighted average basis and compounded semi-annually) of the obligations of the Company or any Restricted Subsidiary for net rental payments during the remaining term of the applicable lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended). The term "net rental payments" under any lease of any period shall mean the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, reconstruction, insurance, taxes, assessments, water rates or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, reconstruction, insurance, taxes, assessments, water rates or similar charges.

    "CONSOLIDATED NET WORTH" means, at any date, the total assets less the total liabilities, each as appearing on the most recently prepared consolidated balance sheet of the Company and its subsidiaries as of the end of a fiscal quarter of the Company, prepared in accordance with generally accepted accounting principles.

    "CONSOLIDATED TANGIBLE ASSETS" means, at any date, the total assets less all intangible assets appearing on the most recently prepared consolidated balance sheet of the Company and its subsidiaries as of the end of a fiscal quarter of the Company, prepared in accordance with generally accepted accounting principles. "Intangible Assets" means the value (net of any applicable reserves), as shown on or reflected in such balance sheet of: (i) all trade names, trademarks, licenses, patents, copyrights and goodwill; (ii) organizational costs; and (iii) deferred charges (other than prepaid items such as insurance, taxes, interest, commissions, rents and similar items and tangible assets being amortized); but in no event shall the term "intangible assets" include product development costs.

    "FUNDED INDEBTEDNESS" means any Indebtedness maturing by its terms more than one year from the date of the determination thereof, including any Indebtedness renewable or extendible at the option of the obligor to a date later than one year from the date of the determination thereof.

    "INDEBTEDNESS" means, without duplication, the principal or face amount of
(i) all obligations for borrowed money, (ii) all obligations evidenced by debentures, notes or other similar instruments, (iii) all obligations in respect of letters of credit or bankers acceptances or similar instruments (or reimbursement obligations with respect thereto), (iv) all obligations to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (v) all obligations as lessee which are capitalized in accordance with generally accepted accounting principles, and
(vi) all Indebtedness of others guaranteed by the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries is legally responsible or liable (whether by agreement to purchase indebtedness of, or to supply funds or to invest in, others).

    "PRINCIPAL PROPERTY" means (i) certain manufacturing, processing or assembly plants and facilities, warehouse facilities and distribution facilities specified in the Indenture and (ii) any manufacturing, processing or assembly plant or facility or any warehouse or distribution facility which is located within the United States and is used by the Company or any Subsidiary after the date hereof, other than any such plants, facilities, warehouses or portions thereof, which in the opinion of the Board of Directors, are not collectively of material importance to the total business conducted by the Company and its Restricted Subsidiaries as an entirety, or which, in each case, has a book value, on the date of the acquisition or completion of the initial construction thereof by the Company, of less than 1.5% of Consolidated Tangible Assets.

    "RESTRICTED SUBSIDIARY" means any Subsidiary organized under the laws of the United States or any State thereof or the District of Columbia (i) substantially all of the property of which is located, or substantially all of the business of which is carried on, within the United States and (ii) which owns or leases a Principal Property.

    "SALE AND LEASE-BACK TRANSACTION" means an arrangement with any person providing for the leasing by the Company or a Restricted Subsidiary of any Principal Property whereby such Principal Property has been or is to be sold or transferred by the Company or a Restricted Subsidiary to such person; provided, however, that the foregoing shall not apply to any such arrangement involving a lease for a term, including renewal rights, for not more than three years.

    "SUBSIDIARY" means any corporation of which at least a majority of the outstanding securities having voting power under ordinary circumstances for the election of the board of directors of said corporation shall at the time directly or indirectly be owned or controlled by the Company or by one or more Subsidiaries or by the Company and one or more Subsidiaries or by one or more Subsidiaries. (Section 1.1).

MERGER, CONSOLIDATION, SALE, LEASE OR CONVEYANCE

    The Indenture provides that the Company will not merge or consolidate with any other corporation and will not sell, lease or convey all or substantially all of its assets to any person, unless the Company shall be the continuing corporation, or the successor corporation or person that acquires all or substantially all of the assets of the Company shall be a corporation organized under the laws of the United States or a State thereof or the District of Columbia and shall expressly assume the payment of principal of, premium, if any, and interest on the Debt Securities and the observance of all the covenants and agreements under the Indenture to be performed or observed by the Company, and immediately after such merger, consolidation, sale, lease or conveyance, the Company, such person or such successor corporation shall not be in default in the performance of the covenants and agreements of the Indenture to be performed or observed by the Company. Notwithstanding the foregoing, the Company may engage in a transaction or series of related transactions for the purpose of causing (w) the Company to become a direct or indirect wholly-owned subsidiary of a corporation (the "Foreign Parent") organized under a jurisdiction other than the United States or any State thereof or the District of Columbia, (x) the public shareholders of the Company to become shareholders of the Foreign Parent, (y) one or more Subsidiaries of the Company organized under a jurisdiction other than the United States or any State thereof or the District of Columbia (the "Foreign Subsidiaries") to cease to be Subsidiaries of the Company and to become subsidiaries of the Foreign Parent, and (z) intercompany debt of the Foreign Subsidiaries held by one or more Subsidiaries of the Company to be held by the Foreign Parent or one or more of its subsidiaries; provided, however, that (i) the Company shall remain incorporated under the laws of the United States or a State thereof or the District of Columbia, (ii) the Company shall remain the obligor on the Debt Securities, (iii) the Consolidated Net Worth of the Company immediately after giving effect to and solely as a result of the transaction or transactions referred to in this sentence shall not be materially less than the Consolidated Net Worth of the Company immediately prior to giving effect to such transaction or transactions, and (iv) immediately following consummation of the transaction or transactions referred to in this sentence the Company shall not be in default in the performance of the covenants and agreements of the Indenture to be performed or observed by the Company. (Section 8.1).

EVENTS OF DEFAULT

    An Event of Default with respect to Debt Securities of any series issued under the Indenture is defined in the Indenture as being: default for 30 days in payment of any interest upon any Debt Securities of such series; default in any payment of principal of or premium, if any, on any Debt Securities of such series (including any sinking fund payment); default by the Company in performance of any other of the covenants or agreements in respect of the Debt Securities of such series or the Indenture which shall not have been remedied for a period of 90 days after written notice to the Company by the Trustee or the holders of at least 25% of the principal amount of all Debt Securities of all affected series, specifying that such notice is a "Notice of Default" under the Indenture; default by the Company in the payment at the final maturity thereof, after the expiration of any applicable grace period, of principal of, premium, if any, or interest on indebtedness for money borrowed (other than Non-Recourse Indebtedness, as defined) in the principal amount then outstanding of $25,000,000 or more, or acceleration of any indebtedness in such principal amount so that it becomes due and payable prior to the date on which it would otherwise have become due and payable and such acceleration is not rescinded within ten business days after notice to the Company by the Trustee or the holders of at least 25% of the principal amount of all of the Debt Securities at the time outstanding (treated as one class); certain events involving bankruptcy, insolvency or reorganization of the Company; or any other Event of Default established for the Debt Securities of such series set forth in the accompanying Prospectus Supplement. (Section 4.1). The Indenture provides that the Trustee shall transmit notice of any uncured default under the Indenture with respect to any series, within 90 days after the occurrence of such default, to the holders of Debt Securities of each affected series, except that the Trustee may withhold notice to the holders of any series of the Debt Securities of any default (except in payment of principal of, premium, if any, or interest on, such series of Debt Securities) if the Trustee considers it in the interest of the holders of such series of Debt Securities to do so. (Section 4.11).

    The Indenture provides that (a) if an Event of Default due to the default in payment of principal of, premium, if any, or interest on, any series of Debt Securities issued under the Indenture or due to the default in the performance or breach of any other covenant or agreement of the Company applicable to the Debt Securities of such series but not applicable to all outstanding Debt Securities issued under the Indenture shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of the Debt Securities of each affected series issued under the Indenture and then outstanding (each such series voting as a separate class) may declare the principal of all Debt Securities of such affected series and interest accrued thereon to be due and payable immediately; and (b) if an Event of

Default due to a default in the performance of any other of the covenants or agreements in the Indenture applicable to all outstanding Debt Securities issued thereunder and then outstanding, or due to a default in payment at final maturity upon or acceleration of indebtedness for money borrowed in the principal amount then outstanding of $25,000,000 or more, or to certain events of bankruptcy, insolvency and reorganization of the Company shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of all Debt Securities issued under the Indenture and then outstanding (treated as one class) may declare the principal of all such Debt Securities and interest accrued thereon to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of, premium, if any, or interest on such Debt Securities) by the holders of a majority in principal amount of the Debt Securities of all such affected series then outstanding (each such series voting as a separate class or all such Debt Securities voting as a single class, as the case may be). (Sections 4.1 and 4.10).

    The holders of a majority in principal amount of the Debt Securities of each series then outstanding and affected (with each series voting as a separate class) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee with respect to the Debt Securities of such series under the Indenture, subject to certain limitations specified in the Indenture, provided that the holders of such Debt Securities shall have offered to the Trustee reasonable indemnity against expenses and liabilities. (Sections 4.9 and 5.2(d)).

    The Indenture provides that no holder of Debt Securities of any series may institute any action against the Company under the Indenture (except actions for payment of overdue principal, premium, if any, or interest) unless such holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the holders of not less than 25% in principal amount of the Debt Securities of each affected series (with each series voting as a separate class) issued under the Indenture and then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, and the Trustee shall not have instituted such action within 60 days of such request, and the Trustee shall not have received direction inconsistent with such written request by the holders of a majority in principal amount of the Debt Securities of each affected series (with each series voting as a separate class) issued under such Indenture and then outstanding. (Sections 4.6 and 4.7).

    The Indenture requires the annual filing by the Company with the Trustee of a written statement as to compliance with the covenants and agreements contained in the Indenture. (Section 3.5).

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

    The Company may discharge or defease its obligations under the Indenture as set forth below.

    Under terms satisfactory to the Trustee, the Company may discharge this Indenture with respect to any series of Debt Securities issued under the Indenture which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or which may be called for redemption within one year) by irrevocably depositing with the Trustee cash or direct obligations of the United States as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of, premium, if any, and interest on such Debt Securities. However, the Company may not thereby avoid its duty to register the transfer or exchange of such series of Debt Securities, to replace any mutilated, destroyed, lost or stolen Debt Securities of such series or to maintain an office or agency in respect of such series of Debt Securities. (Section 9.1).

    In the case of any series of Debt Securities in respect of which the exact amounts of principal of and interest due on such series can be determined at the time of making the deposit referred to below, the Company at its option at any time may also (i) discharge any and all of its obligations to holders of such series of Debt Securities issued under the Indenture ("defeasance"), but may not thereby avoid its duty to register the transfer or exchange of such series of Debt Securities, to replace any mutilated, destroyed, lost, or stolen Debt Securities of such series or to maintain an office or agency in respect of such series of Debt

Securities or (ii) be released with respect to any outstanding series of Debt Securities issued under the Indenture from the obligations imposed by the covenants described under the captions "Covenants" and "Merger, Consolidation, Sale, Lease, or Conveyance" above and omit to comply with such covenants without creating an Event of Default ("covenant defeasance"). Defeasance or covenant defeasance may be effected only if, among other things: (i) the Company irrevocably deposits with the Trustee cash and/or direct obligations of the United States, as trust funds in an amount certified by a nationally recognized firm of independent public accountants to be sufficient to pay each installment of principal of, premium, if any, and interest on all outstanding Debt Securities of such series issued under the Indenture on the dates such installments of principal, premium, if any, and interest are due; (ii) no default or Event of Default shall have occurred and be continuing on the date of the deposit referred to in clause (i) or, in respect of certain events of bankruptcy, insolvency or reorganization, during the period ending on the 121st day after the date of such deposit (or any longer applicable preference period); and (iii) the Company delivers to the Trustee an opinion of counsel to the effect that the holders of such series of Debt Securities will not recognize income, gain or loss for United States federal income tax purpose as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred (in the case of defeasance, such opinion must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of the Indenture). (Sections 9.2, 9.3, 9.4 and 9.5).

MODIFICATION OF THE INDENTURE

    The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority of principal amount of the Debt Securities at the time outstanding of all series affected (voting as one class), to modify the Indenture or any supplemental indenture or the rights of the holders of the Debt Securities, except that no such modification shall
(i) extend the final maturity of any of the Debt Securities or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy or impair or affect the right of any holder of the Debt Securities to institute suit for the payment thereof without the consent of the holder of each of the Debt Securities so affected or (ii) reduce the aforesaid percentage in principal amount of Debt Securities, the consent of the holders of which is required for any such modification, without the consent of the holders of all Debt Securities then outstanding. (Section 7.2).

    The Indenture contains provisions permitting the Company and the Trustee, without the consent of any holders of Debt Securities, to enter into a supplemental indenture, among other things, for purposes of curing any ambiguity or correcting or supplementing any provision contained in the Indenture or in any supplemental indenture or making other provisions in regard to the matters or questions arising under the Indenture or any supplemental indenture as the Board of Directors of the Company deems necessary or desirable and which does not adversely affect the interests of the holders of Debt Securities in any material respect. The Company and the Trustee, without the consent of any holders of Debt Securities, may also enter into a supplemental indenture to establish the form or terms of any series of Debt Securities as are not otherwise inconsistent with any of the provisions of the Indenture. (Section 7.1).

CONCERNING THE TRUSTEE

    The Trustee may hold Debt Securities, act as a depository for funds of, make loans to, or perform other services for, the Company and its Subsidiaries as if it were not the Trustee. (Section 5.4).

                          DESCRIPTION OF COMMON STOCK

    The description of the Company's capital stock contained in the Prospectus does not purport to be complete and is qualified in its entirety to the applicable provisions of the Company's Restated Articles of Organization and By-Laws, copies of which are filed as exhibits to the Registration Statement.

    The authorized capital stock of the Company consists of 2,000,000 shares of preferred stock, par value $1 per share ("Preferred Stock"), of which no series was authorized or shares outstanding at December 31, 1996, and 500,000,000 shares of Common Stock, of which 156,657,322 shares were issued and outstanding at December 31, 1996. Preferred Stock is divisible into and issuable in one or more series. Different series may be established, and the variations in the relative rights and preferences as between them may be fixed, by the Board of Directors of the Company.

    The holders of Common Stock are entitled to receive dividends when and as declared by the Company's Board of Directors but only out of funds legally available for the payment thereof, subject to restrictions imposed by certain indebtedness of the Company. No cash payment or distribution may be made to holders of Common Stock until all accrued dividends on all series of Preferred Stock, if any, have been declared and set apart for payment through the last preceding dividend date set for all such securities.

    Holders of Common Stock are entitled to one vote per share at any annual or special meeting of shareholders. Holders of Preferred Stock, if any, are entitled to the voting rights fixed by the Board of Directors of the Company for their respective series. Voting rights are not cumulative, and therefore holders of more than 50% of the voting power of the Company could, if they chose to do so, elect all directors, in which case holders of the remaining voting power would be unable to elect any director.

    Upon the dissolution of the Company or upon any distribution of the Company's assets, holders of Common Stock are entitled to all of the Company's assets available for distribution to shareholders after the holders of all series of Preferred Stock, if any, have received the preference fixed by the Board of Directors for their respective series. Holders of Common Stock do not have any preemptive rights to subscribe for additional issues of capital stock, and they are not liable to further calls or to assessment by the Company.

    The Company is not prohibited by its Restated Articles of Organization from repurchasing shares of its Common Stock. Any such repurchases would be subject to any limitations on the amount available for such purpose under applicable corporate law, any applicable restrictions under the terms of any outstanding Preferred Stock or indebtedness and, in the case of market purchases, such restrictions on the timing, manner and amount of such purchases as might apply in the circumstances under applicable securities laws.

    The outstanding Common Stock is listed on the New York Stock Exchange under the symbol "TYC". Any Common Stock offered will be listed, subject to notice of issuance, on such exchange.

    ChaseMellon Shareholder Services, L.L.C. is the registrar and transfer agent of the shares of Common Stock.

    Article I, Section 6 of the Company's By-Laws provides that any person (a "Related Person") who together with its Affiliates and Associates (each as defined in the Company's By-Laws) owns 5% or more of the outstanding shares of Voting Stock (defined in the Company's By-Laws to include all outstanding shares of capital stock of the Company entitled to vote in the election of directors upon the occurrence of a specified event or condition) of the Company, and any Affiliate or Associate of such person (other than the Company and its Subsidiaries (as defined in the Company's By-Laws)), must comply with certain minimum price and procedural requirements or, in the alternative, obtain the advance approval of a majority of the Company's Continuing Directors (as defined in the Company's By-Laws) or holders of not less than 80% of the Company's Voting Stock in order to effect a merger or other Business Combination involving the Company. The various transactions in the definition of "Business Combination" include: any merger or consolidation of the Company or a Subsidiary with or into a Related Person; any sale, lease, exchange, transfer, or other disposition, in one transaction or a series of transactions, (i) to a Related Person or an Affiliate or Associate of a Related Person of any Substantial Part (as defined in the Company's By-Laws) of the assets of the Company or a Subsidiary or (ii) from a Related Person or an Affiliate or Associate of a Related Person, in an amount that would constitute a Substantial Part of the assets of the Company; any issuance or sale by the Company or a Subsidiary of any of its securities to a Related Person or an Affiliate or Associate of a Related Person other than pursuant to an employee plan approved by a majority of the Continuing Directors and the shareholders of the Company; any acquisition by the Company or a Subsidiary of any securities of a Related Person or Affiliate or Associate of a Related Person; any adoption of any plan for the liquidation or dissolution of the Company proposed by or on behalf of a Related Person or any Affiliate or Associate of a Related Person; and any reclassification of securities, recapitalization of the Company or any other transaction that has the effect of increasing the proportion of the outstanding shares of any class of the Company's or any Subsidiary's equity securities owned by a Related Person or any Affiliate or Associate of a Related Person. The By-Laws of the Company confer upon a majority of the Continuing Directors the authority to determine, among other things, whether a person is a Related Person and whether any proposed Business Combination complies with the minimum price and procedural requirements. This section of the By-Laws cannot be repealed or amended, nor may an inconsistent provision be adopted, without the affirmative vote of a majority of the Continuing Directors or holders of not less than 80% of the outstanding shares of the Voting Stock of the Company.

                              PLAN OF DISTRIBUTION

    The Company may sell Securities to or through underwriters or dealers, and also may sell Securities directly to other purchasers or through agents. Each Prospectus Supplement will describe the method of distribution of the offered Securities.

    The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

    Underwriters and agents who participate in the distribution of Securities may be entitled under agreements which may be entered into by the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

    If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase offered Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the offered Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                             VALIDITY OF SECURITIES

    The validity of the Securities offered hereby will be passed upon for the Company by M. Brian Moroze, Esq., General Counsel of the Company, Exeter, New Hampshire. Mr. Moroze holds 20,800 shares of the Company's Common Stock. Certain other legal matters will be passed upon for the Company by Kramer, Levin, Naftalis & Frankel, 919 Third Avenue, New York, New York 10022. Joshua M. Berman, a director and the Secretary of the Company, is counsel to the law firm of Kramer, Levin, Naftalis & Frankel and owns 36,000 shares of the Company's Common Stock.

                                    EXPERTS

    The Consolidated Financial Statements of the Company incorporated in this Prospectus by reference to the Annual Report on Form 10-K of the Company as of June 30, 1996 and 1995 and for the three years in the period ended June 30, 1996 have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF ANY OFFER TO BUY, THE COMMON STOCK TO ANY PERSON IN ANY JURISDICTION WHERE, OR IN ANY CIRCUMSTANCE IN WHICH, SUCH OFFER OR SOLICITATION MAY NOT BE LEGALLY MADE. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF THE COMPANY OR THE INFORMATION SET FORTH IN THE PROSPECTUS SUPPLEMENT OR THE PROSPECTUS SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                    PAGE
                                                  ---------
Prospectus Supplement Summary...................        S-3
The Offerings...................................        S-3
Summary Consolidated Financial Data.............        S-4
The Company.....................................        S-6
Use of Proceeds.................................       S-16
Price Range of Common Stock and Dividends.......       S-16
Capitalization..................................       S-17
Selected Consolidated Financial Data............       S-18
Management's Discussion and Analysis of
  Financial Condition and Operating Results.....       S-19
Underwriting....................................       S-24
Validity of Shares..............................       S-26

                        PROSPECTUS

Available Information...........................          2
Incorporation of Certain Information by
  Reference.....................................          2
The Company.....................................          4
Current Developments............................          4
Use of Proceeds.................................          4
Ratio of Earnings to Fixed Charges..............          5
Description of Debt Securities..................          5
Description of Common Stock.....................         14
Plan of Distribution............................         15
Validity of Securities..........................         16
Experts.........................................         16

                                8,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                               ------------------
                    P R O S P E C T U S S U P P L E M E N T
                            ------------------------

                              MERRILL LYNCH & CO.
                           CREDIT SUISSE FIRST BOSTON
                               J.P. MORGAN & CO.
                                LEHMAN BROTHERS
                               FEBRUARY   , 1997

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                                         ALTERNATE INTERNATIONAL

                             SUBJECT TO COMPLETION
           PRELIMINARY PROSPECTUS SUPPLEMENT DATED FEBRUARY 13, 1997

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 5, 1997)

                                8,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                             ---------------------

    All of the shares of Common Stock, par value $.50 per share (the "Common Stock"), offered hereby are being sold by Tyco International Ltd. (the "Company"). Of the 8,500,000 shares of Common Stock being offered hereby, 1,700,000 shares are being offered initially outside the United States and Canada by the International Managers and 6,800,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters. See "Underwriting."

    The Common Stock is traded on the New York Stock Exchange under the symbol "TYC." On February 12, 1997, the last reported sale price of the Common Stock, as reported on the New York Stock Exchange, was $59 1/2 per share. See "Price Range of Common Stock and Dividends."
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
   COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
       PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                                   PRICE TO            UNDERWRITING          PROCEEDS TO
                                    PUBLIC             DISCOUNT(1)            COMPANY(2)
Per Share..................           $                     $                     $
Total(3)...................           $                     $                     $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses payable by the Company, estimated at $      .

(3) The Company has granted the International Managers and the U.S. Underwriters options, exercisable within 30 days after the date hereof, to purchase 255,000 and 1,020,000 additional shares of Common Stock, respectively, to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be
    $          , $         and $          , respectively. See "Underwriting."
                            ------------------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares will be made in New York, New York, on or about
          , 1997.

                            ------------------------
MERRILL LYNCH INTERNATIONAL
              CREDIT SUISSE FIRST BOSTON
                             J.P. MORGAN SECURITIES LTD.
                                            LEHMAN BROTHERS
                            ------------------------

          The date of this Prospectus Supplement is           , 1997.

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                      TO NON-U.S. HOLDERS OF COMMON STOCK

GENERAL

    The following is a general discussion of certain anticipated United States federal income tax consequences of the ownership and disposition of Common Stock by a person that, for United States federal income tax purposes, is not a "United States Person" (a "Non-U.S. Holder"). For these purposes, a "United States Person" means a citizen or resident of the United States, a corporation, a partnership or other entity created or organized in or under the laws of the United States or any state thereof, or an estate or trust, the income of which is subject to United States federal income taxation regardless of its source.

    The following discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position, including the benefits that may be available to any person under an applicable tax treaty to which the United States is a party. Specifically, without limitation, this discussion does not address the United States tax consequences to any Non-U.S. Holder who at any time owns (directly or through attribution) more than 5% of the Common Stock or to any Non-U.S. Holder that is a controlled foreign corporation, a foreign personal holding company, a foreign private foundation, a foreign government, or a U.S. expatriate. Furthermore, the following discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and on administrative and judicial pronouncements thereunder, all of which are subject to change. Each Non-U.S. Holder is urged to consult a tax advisor with respect to the United States tax consequences of acquiring, holding and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other tax jurisdiction.

DIVIDENDS

    Dividends paid on shares of Common Stock will be treated as dividends for United States federal income tax purposes to the extent of the Company's current or accumulated earnings and profits (as determined pursuant to the Code). Any portion of a payment that exceeds such earnings and profits will be treated as a return of capital to the extent of each Non-U.S. Holder's adjusted tax basis in his or her Common Stock. Any portion of a payment that exceeds the sum of a stockholder's proportionate share of earnings and profits and his or her adjusted tax basis will be treated as a gain from the sale or exchange of his or her Common Stock to the extent of any such excess, with the consequences described below under "Gain on Disposition of Common Stock."

    Each Non-U.S. Holder who receives a payment treated as a dividend for United States federal income tax purposes (including, for this purpose, payments representing a return of capital or gain) will be subject to withholding of United States federal income tax at a rate of 30% of such payment unless either
(i) such holder is eligible for a reduced tax rate or a tax exemption under an applicable income tax treaty or (ii) such holder is engaged in the conduct of a trade or business within the United States and the dividend is effectively connected with that trade or business. If the dividend is effectively connected with the conduct of a trade or business within the United States by a Non-U.S. Holder, the dividend (as adjusted by any applicable deductions) will be subject to United States federal income tax at regular rates generally applicable to United States Persons. Any such effectively connected dividends received by a corporate Non-U.S. Holder may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Certain certification requirements may have to be satisfied to claim treaty benefits or exemption from withholding under the foregoing rules. A Non-U. S. Holder of Common Stock that is eligible for a reduced rate of U.S. federal withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service. Non-U.S. Holders that are partnerships or trusts may be subject to certain additional withholding requirements and are urged to consult their tax advisors as to the application of such requirements.

GAIN ON DISPOSITION OF COMMON STOCK

    Except as described below, a Non-U.S. Holder will generally not be subject to United States federal income tax (and no tax will generally be withheld) with respect to gain recognized on a sale or other disposition of the Common Stock unless (i) the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States (and, if an applicable tax treaty so provides, is attributable to a United States permanent establishment of such holder), (ii) the Company is, or has been during the five year period ending on the date of disposition, a United States real property holding corporation for United States federal income tax purposes (a "USRPHC"), or (iii) in the case of an individual Non-U.S. Holder who holds the Common Stock as a capital asset, such holder is present in the United States for 183 days or more in the taxable year of the disposition and either (a) has a tax home in the United States within the meaning of Section 911(d)(3) of the Code or (b) the gain is attributable to an office or other fixed place of business maintained by such holder in the United States.

    With respect to (i) if the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. holder (and, if an applicable tax treaty so provides, is attributable to a United States permanent establishment of such holder), the gain as adjusted by any applicable deductions will be subject to United States federal income tax at rates generally applicable to United States Persons (and may, in the case of a corporate Non-U.S. Holder, also be subject to "branch profits tax"). With respect to (ii), the Company believes that it has not been and is not currently a USRPHC and does not anticipate becoming a USRPHC. Notwithstanding the foregoing, even if the Company were treated as a USRPHC, the Common Stock would not be treated as an interest in a USRPHC if (a) a Non-U.S. Holder has not owned (directly or through attribution) more than 5% of the Common Stock for the five year period ending on the date of disposition, and (b) the Common Stock is regularly traded on an established securities exchange. An individual Non-U.S. Holder to whom (iii) applies will generally be taxed at a rate of 30% on any gain recognized during any year on the sale of Common Stock (as offset by U.S. capital losses, if any).

FEDERAL ESTATE TAXES

    Common Stock held by an individual Non-U.S. Holder at the date of his or her death will be included in his or her gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNITED STATES INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

    The Company must report annually to the Internal Revenue Service the total amount of United States federal income taxes withheld from dividends paid to Non-U.S. Holders. In addition, the Company must report annually to the Internal Revenue Service and each Non-U.S. Holder the amount of dividends and other payments distributed to and the tax withheld with respect to such holder. These information reporting requirements apply regardless of whether withholding is reduced or eliminated by an applicable treaty or is not required because the dividends are effectively connected with a U.S. trade or business of a Non-U.S. Holder. Under certain treaties, the Internal Revenue Service may make this information available to the tax authorities in the country of a Non-U.S. Holder's residence.

    Backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that are not "exempt recipients" and that fail to furnish certain information under United States information reporting requirements) and information reporting relating thereto generally will not apply to dividends and other payments paid to Non-U.S. Holders that are either (i) subject to the 30% withholding discussed above or (ii) not so subject because a tax treaty applies that reduces or eliminates such withholding. In addition, dividends payable at an address located outside of the United States to a Non-U.S. Holder are generally not subject to the backup withholding and information reporting rules. These backup withholding requirements and information reporting rules will apply to the gross proceeds paid by or through a United States office of a broker to a Non-U.S. Holder upon the disposition of shares of Common Stock, unless the Non-U.S. Holder certifies under penalty of perjury that it is a foreign person or the Non-U.S. Holder otherwise establishes an exemption. Under existing regulations, information reporting (but not backup withholding) will also apply to the payment of gross proceeds of a sale or other disposition of Common Stock by or through a foreign office of a broker with certain United States connections, unless the broker has documentary evidence that the holder is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. Proposed regulations generally provide that backup withholding will not apply to such payments, unless the broker has actual knowledge that the payee is United States Person. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded (or credited against the Non-U.S. Holder's United States federal income tax liability, if any), provided that the required information is furnished to the Internal Revenue Service.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an international purchase agreement (the "International Purchase Agreement") among the Company and Merrill Lynch International, Credit Suisse First Boston (Europe) Limited, J. P. Morgan Securities Ltd. and Lehman Brothers International (Europe) (the "International Managers") and concurrently with the sale of 6,800,000 shares of Common Stock to the U.S. Underwriters (as defined below), the Company has agreed to sell to the International Managers, and each of the International Managers severally has agreed to purchase from the Company, the aggregate number of shares of Common Stock set forth opposite its name below:

                                                                                   NUMBER OF
          INTERNATIONAL MANAGERS                                                     SHARES
                                                                                   ----------
Merrill Lynch International......................................................
Credit Suisse First Boston (Europe) Limited......................................
J.P. Morgan Securities Ltd.......................................................
Lehman Brothers International (Europe)...........................................
                                                                                   ----------
          Total..................................................................   1,700,000
                                                                                   ----------
                                                                                   ----------

    The Company has also entered into a purchase agreement (the "U.S. Purchase Agreement" and, together with the International Purchase Agreement, the "Purchase Agreements") with Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation, J. P. Morgan Securities Inc. and Lehman Brothers Inc. (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 1,700,000 shares of Common Stock to the International Managers pursuant to the International Purchase Agreement, the Company has agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase from the Company, an aggregate of 6,800,000 shares of Common Stock. The initial public offering price per share and the total underwriting discount per share are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

    In each Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth in such Purchase Agreement, to purchase all of the shares of Common Stock being sold pursuant to such Purchase Agreement if any such shares of Common Stock being sold pursuant to such Purchase Agreement are purchased. Under certain circumstances, the commitments of non-defaulting International Managers or U.S. Underwriters (as the case may be) may be increased. The sale of Common Stock to the International Managers is conditioned upon the sale of the shares of Common Stock to the U.S. Underwriters.

    The International Managers have advised the Company that they propose initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession not in excess of $   per share
of Common Stock. The International Managers may allow, and such dealers may
reallow, a discount not in excess of $   per share of Common Stock on sales to
certain other dealers. After the Offerings, the initial public offering price, concession and discount may be changed.

    The Company has granted an option to the International Managers, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 255,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The International Managers may exercise this option only to cover over-allotments, if any, made on the sale of Common Stock offered hereby. To the extent that the International Managers exercise this option, each International Manager will be obligated, subject to certain conditions, to purchase the number of additional shares of Common Stock proportionate to such International Manager's initial amount reflected in the foregoing table. Certain holders of Common Stock participating in the Offerings have also granted an option to the U.S. Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 1,020,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the International Managers.

    The Company has been informed that the International Managers and the U.S. Underwriters have entered into an agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. Under the terms of the Intersyndicate Agreement, the International Managers and the U.S. Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at a per share of Common Stock price equal to the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-United States and non-Canadian persons or to persons they believe intend to resell to persons who are non-United States and non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are United States persons or Canadian persons or to persons they believe intend to resell to United States persons or Canadian persons, except in each case for transactions pursuant to such agreement.

    Each International Manager has agreed that (i) it has not offered to sell or sold, and it will not offer to sell or sell, in the United Kingdom by means of any document any shares of Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, except in circumstances which do not constitute an offer to the public within the meaning of the Public Offering of Securities Regulation 1995, (ii) it has complied and will comply with all applicable provisions of the Financial Services Act of 1986 (the "Financial Services Act") with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issuance of Common Stock if that person is of a kind who is described in Article 11(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1995.

    Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practice of the country of purchase, in addition to the offering price set forth on the cover page hereof.

    The Company and certain of the Company's officers have agreed, subject to certain exceptions, including exceptions relating to employee benefit arrangements, that they will not, directly or indirectly, for a period of 60 days following the date of this Prospectus Supplement, except with the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the Underwriters, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the Company or with respect to which the Company has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

    Certain of the Underwriters have provided from time to time, and expect to provide in the future, investment banking services to the Company, for which such Underwriters have received and will receive customary fees and commissions. In addition, from time to time, in the ordinary course of their respective businesses, certain of the Underwriters and certain of their affiliates engage and may in the future engage in investment banking and commercial banking transactions with the Company. Morgan Guaranty Trust Company of New York ("MGT"), an affiliate of J.P. Morgan Securities Ltd. and J.P. Morgan Securities Inc., is the agent bank on the Company's $300 million Credit Agreement. Credit Suisse, an affiliate of Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston Corporation, is a lender under the Credit Agreement. As lenders under the Credit Agreement, MGT and Credit Suisse may receive in excess of 10% of the net proceeds of the Offerings. See "Use of Proceeds." Accordingly, this offering will be conducted in accordance with Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. ("NASD").

                               VALIDITY OF SHARES

    The validity of the Common Stock offered hereby will be passed upon for the Company by M. Brian Moroze, Esq., General Counsel of the Company, Exeter, New Hampshire. Mr. Moroze owns 20,800 shares of the Company's Common Stock. Certain other legal matters will be passed upon for the Company by Kramer, Levin, Naftalis & Frankel, 919 Third Avenue, New York, New York 10022. Joshua M. Berman, a director and the Secretary of the Company, is counsel to the law firm of Kramer, Levin, Naftalis & Frankel and owns 36,000 shares of the Company's Common Stock. Certain legal matters will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), One New York Plaza, New York, New York 10004.

                                                       [ALTERNATE INTERNATIONAL]

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  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF ANY OFFER TO BUY, THE COMMON STOCK TO ANY PERSON IN ANY JURISDICTION WHERE, OR IN ANY CIRCUMSTANCE IN WHICH, SUCH OFFER OR SOLICITATION MAY NOT BE LEGALLY MADE. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF THE COMPANY OR THE INFORMATION SET FORTH IN THE PROSPECTUS SUPPLEMENT OR THE PROSPECTUS SINCE THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                    PAGE
                                                  ---------
Prospectus Supplement Summary...................        S-3
The Offerings...................................        S-3
Summary Consolidated Financial Data.............        S-4
The Company.....................................        S-6
Use of Proceeds.................................       S-16
Price Range of Common Stock and Dividends.......       S-16
Capitalization..................................       S-17
Selected Consolidated Financial Data............       S-18
Management's Discussion and Analysis of
  Financial Condition and Operating Results.....       S-19
Certain United States Tax Consequences to Non-
  U.S. Holders of Common Stock..................       S-24
Underwriting....................................       S-26
Validity of Shares..............................       S-27
                        PROSPECTUS
Available Information...........................          2
Incorporation of Certain Information by
  Reference.....................................          2
The Company.....................................          4
Current Developments............................          4
Use of Proceeds.................................          4
Ratio of Earnings to Fixed Charges..............          5
Description of Debt Securities..................          5
Description of Common Stock.....................         14
Plan of Distribution............................         15
Validity of Securities..........................         16
Experts.........................................         16

                                8,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                               ------------------
                    P R O S P E C T U S S U P P L E M E N T
                            ------------------------

                          MERRILL LYNCH INTERNATIONAL
                           CREDIT SUISSE FIRST BOSTON
                          J.P. MORGAN SECURITIES LTD.
                                LEHMAN BROTHERS
                               FEBRUARY   , 1997

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